      DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at and for the three months ended March 31, 2008

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange under the symbol DC.A.

This interim Management’s Discussion and Analysis has been prepared with an effective date of May 12, 2008 and provides an update on matters discussed in, and should be read in conjunction with, the audited consolidated financial statements of the company, including the notes thereto, as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified. All amounts are in Canadian dollars, unless otherwise specified.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”) (www.dundeewealth.com). DundeeWealth is a Canadian owned diversified wealth management company that creates innovative asset management, and alternative investment products and provides investment solutions as well as capital markets and advisory services to financial advisors, institutions, corporations and foundations. During the first quarter of 2008, DundeeWealth carried on its business through wholly owned operating subsidiaries.

Our wealth management segment also includes our international banking activities which are carried out through offices in Bermuda and the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 77% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty and by our 18% interest in Dundee Real Estate Investment Trust (“Dundee REIT”)  (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 20% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 25% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) and our interests in Corona Gold Corporation (“Corona”) and Valdez Gold Corporation (“Valdez”), all of which are accounted for by the equity method.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company, which are not specifically allocated to any operating division.

Significant Investments

The following table lists the more significant investments in our portfolio as at March 31, 2008, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at March 31, 2008 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
		Period end %	Accounting	Book	Market
Investment Holding		Owned	Treatment	Value	Value
Wealth Management Segment
	DundeeWealth Inc. (a)	49%	Consolidation	$ N/A	$ 889,662
Real Estate Segment
	Dundee Realty Corporation	77%	Consolidation	N/A	N/A
	Dundee Real Estate Investment Trust (b)	18%	Equity	84,995	108,060
Resources Segment
	Eurogas Corporation	51%	Consolidation	N/A	61,334
	Dundee Precious Metals Inc.	20%	Equity	95,830	85,541
	Breakwater Resources Ltd.	25%	Equity	82,227	123,123

(a)

The Company maintains an approximate 63% voting interest in DundeeWealth

(b)

Approximately  91%  of our interest in Dundee REIT  is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units. The DPLP units are convertible, at the Company’s option into units of Dundee REIT on a one-for-one basis

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

➢

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

2

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended March 31, 2008 compared with the three months ended March 31, 2007

Consolidated Net (Loss) Earnings

Net losses for the period ended March 31, 2008 were $16.3 million or a diluted loss per share of $0.22 compared with net earnings of $94.3 million or diluted earnings per share of $1.20 in the same period of 2007.  Included in the current quarter loss is an after-tax fair value adjustment of approximately $53.9 million related to non-bank sponsored asset-backed commercial paper (“ABCP”) held by DundeeWealth.  Earnings in the comparative first quarter of 2007 included dilution gains of $57.1 million, primarily relating to DundeeWealth’s purchase of the non-controlling interest in its subsidiary, DWM Inc.

Selected Consolidated Segmented Earnings Information

(in thousands of dollars)

For the three months ended March 31,	2008	2007
Wealth management	$ (42,644)	$ 17,843
Real estate	9,674	33,679
Resources	(1,956)	3,614
Other investments and corporate costs	914	2,938
Intersegment	818	818
	(33,194)	58,892
Dilution gains from consolidated subsidiaries	423	57,076
Income taxes	16,438	(20,498)
Net (loss) earnings from continuing operations	(16,333)	95,470
Gain (loss) from discontinued operations of DundeeWealth, net of tax and non-controlling interest	69	(2,270)
Share of earnings of discontinued operations of Dundee REIT, net of tax	-	1,083
	$ (16,264)	$ 94,283

DundeeWealth continues to experience robust net asset gathering activities, which exceeded $0.7 billion during the first quarter of this year, ranking DundeeWealth first among independent mutual fund companies.  However, this achievement was more than offset by market depreciation of $1.0 billion, or 3%, in the period as the sub-prime meltdown and liquidity crisis continued to weigh heavily on stock markets.  Consolidated revenues from continuing operations in the first quarter of 2008 were $212.3 million compared with $229.0 million, representing a 7% decline from consolidated revenue levels in the same period of 2007.

Net earnings from continuing operations in our real estate segment decreased to $9.7 million for the first three months of 2008 from $33.7 million in the same period of 2007.

Operating losses before income taxes from our resources segment were $2.0 million in the first quarter of 2008 compared with earnings of $3.6 million in the same period of 2007.  Equity results, primarily from our investments in Dundee Precious and Breakwater, were a loss of $1.0 million in the first quarter of the current year compared with equity earnings of $5.3 million in the same period of the prior year.

Consolidated Earnings Per Share

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)

For the three months ended March 31,		2008	2007
Net (loss) earnings to Subordinate Shareholders and Class B Shareholders
Class B Shareholders	Continuing operations	$ (16,333)	$ 95,470
	Discontinued operations	$ 69	$ (1,187)

Weighted average number of shares outstanding		75,576,361	75,308,925

Basic (loss) earnings per share
	Continuing operations	$ (0.22)	$ 1.27
	Discontinued operations	$ -	$ (0.02)
	Basic (loss) earnings per share	$ (0.22)	$ 1.25

Effect of dilutive securities to available net earnings (loss)
	Continuing operations	n/a	$ (872)
	Discontinued operations	n/a	$ 240

Effect of dilutive securities to weighted average number of shares outstanding		n/a	2,923,726

Diluted (loss) earnings per share
	Continuing operations	$ (0.22)	$ 1.21
	Discontinued operations	$ -	$ (1.01)
Diluted (loss) earnings per share		$ (0.22)	$ 1.20

3

DUNDEE CORPORATION

Available-for-Sale Securities

(in thousands of dollars)
Available-for-Sale Securities
Corporate Investments
Fair value of available-for-sale securities as at December 31, 2007	$ 645,181
Transactions for the three months ended March 31, 2008
New investments	22,762
Proceeds from sales of investments	(101,757)
Changes in unrealized gains in available-for-sale securities	(100,351)
Other transactions	4,943
Fair value of available-for-sale securities as at March 31, 2008	$ 470,778

Represented by:
Asset-backed commercial paper	$ 207,420
Collateralized loan obligations	71,197
Mutual funds managed by a subsidiary	67,734
Other	124,427
Fair value of available-for-sale securities as at March 31, 2008	$ 470,778

In the first three months of 2008, we invested cash of $22.8 million in our available-for-sale (“AFS”) investment portfolio and we received proceeds of $101.8 million on the sale of certain of our investment holdings. Included in our portfolio of AFS securities is DundeeWealth’s investment in ABCP (see “Exposure to Asset-Backed Commercial Paper”).

Equity Accounted Investments

(in thousands of dollars)
Equity Accounted
Investments
Carrying value of equity accounted investments, December 31, 2007	$ 289,041
Transactions for the three months ended March 31, 2008
Distributions received, net of reinvestments	(820)
Share of losses of equity accounted investees	(340)
Share of other comprehensive loss of equity accounted investees	(550)
Cost of investments sold	(106)
Transfer to available-for- sale securities	(4,187)
Other transactions	25
Carrying value of equity accounted investments, March 31, 2008	$ 283,063

The market value of our equity accounted investments as at March 31, 2008, is $327.2 million after deducting the fair value of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures.

		March 31, 2008			December 31, 2007
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	25%	$ 82,227	$ 123,123	25%	$ 83,523	$ 184,684
Dundee Precious Metals Inc.	20%	95,830	85,541	20%	96,146	91,309
Dundee Real Estate Investment Trust	18%	94,796	108,060	17%	95,056	111,728
Other		10,210	10,507		14,316	14,959
		$ 283,063	$ 327,231		$ 289,041	$ 402,680

4

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended March 31, 2008 and 2007

(in thousands of Canadian dollars)						2008

	Wealth			Other Investments
For the three months ended March 31, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 117,999	$ -	$ -	$ -	$ -	$ 117,999
Redemption fees	3,848	-	-	-	-	3,848
Financial services	88,496	-	-	437	(437)	88,496
Real estate revenue	-	50,648	-	-	-	50,648
Investment income (loss)	1,918	(135)	543	4,214	(2,581)	3,959
	212,261	50,513	543	4,651	(3,018)	264,950
EXPENSES
Selling, general and administrative	81,604	1,769	605	2,991	(437)	86,532
Variable compensation	61,004	-	-	-	-	61,004
Trailer service fees	34,279	-	-	-	-	34,279
Operating costs, real estate	-	34,870	-	-	-	34,870
	176,887	36,639	605	2,991	(437)	216,685
OPERATING EBITDA	35,374	13,874	(62)	1,660	(2,581)	48,265
Amortization of deferred sales commissions	18,974	-	-	-	-	18,974
Depreciation, depletion and amortization	3,183	953	49	616	-	4,801
Interest expense	5,562	2,530	1,080	637	(3,399)	6,410
Fair value adjustment on available-for-sale securities	75,885	-	-	-	-	75,885
Gain on exchangeable debentures	-	-	-	(507)	-	(507)
OPERATING (LOSS) EARNINGS	(68,230)	10,391	(1,191)	914	818	(57,298)
Equity earnings (loss)	-	640	(980)	-	-	(340)
Non-controlling interest	25,586	(1,357)	215	-	-	24,444
	(42,644)	9,674	(1,956)	914	818	(33,194)
NON-SEGMENTED ITEMS
Dilution gains						423
Income taxes						16,438
Net (loss) earnings from continuing operations	(42,644)	9,674	(1,956)	914	818	(16,333)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69

NET (LOSS) EARNINGS FOR THE PERIOD	$ (42,575)	$ 9,674	$ (1,956)	$ 914	$ 818	$ (16,264)

(in thousands of Canadian dollars)						2007

	Wealth			Other Investments
For the three months ended March 31, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 106,802	$ -	$ -	$ -	$ -	$ 106,802
Redemption fees	4,038	-	-	-	-	4,038
Financial services	115,266	-	-	536	(529)	115,273
Real estate revenue	-	64,229	-	-	-	64,229
Investment income	2,934	5,760	542	3,409	(2,273)	10,372
	229,040	69,989	542	3,945	(2,802)	300,714
EXPENSES
Selling, general and administrative	72,898	2,018	1,601	2,594	(529)	78,582
Variable compensation	78,157	-	-	-	-	78,157
Trailer service fees	30,033	-	-	-	-	30,033
Operating costs, real estate	-	42,540	-	-	-	42,540
	181,088	44,558	1,601	2,594	(529)	229,312
OPERATING EBITDA	47,952	25,431	(1,059)	1,351	(2,273)	71,402
Amortization of deferred sales commissions	15,583	-	-	-	-	15,583
Depreciation, depletion and amortization	5,752	1,868	9	1,806	-	9,435
Interest expense	3,249	2,422	807	3,410	(3,091)	6,797
Gain on exchangeable debentures	-	-	-	(6,706)	-	(6,706)
OPERATING EARNINGS (LOSS)	23,368	21,141	(1,875)	2,841	818	46,293
Equity earnings	-	14,575	5,319	97	-	19,991
Non-controlling interest	(5,525)	(2,037)	170	-	-	(7,392)
	17,843	33,679	3,614	2,938	818	58,892
NON-SEGMENTED ITEMS
Dilution gains						57,076
Income taxes						(20,498)
Net earnings from continuing operations	17,843	33,679	3,614	2,938	818	95,470
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(2,270)	-	-	-	-	(2,270)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	1,083	-	-	-	1,083

NET EARNINGS FOR THE PERIOD	$ 15,573	$ 34,762	$ 3,614	$ 2,938	$ 818	$ 94,283

5

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended March 31, 2008 compared with the three months ended March 31, 2007

WEALTH MANAGEMENT SEGMENT

The wealth management segment includes our domestic wealth management activities, which operate primarily through DundeeWealth.  International wealth management activities are carried out in both Bermuda and the Cayman Islands.

(in millions of dollars)
							Consolidated
			International		Intrasegment		Wealth Management
	DundeeWealth		Wealth Management		Amounts		Operations
For the three months ended March 31,	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES
Management fees	$ 116.8	$ 105.4	$ 1.2	$ 1.4	$ -	$ -	$ 118.0	$ 106.8
Redemption fees	3.8	4.0	-	-	-	-	3.8	4.0
Financial services	88.8	114.7	0.1	0.8	(0.4)	(0.2)	88.5	115.3
Investment income	1.9	2.8	-	0.2	-	-	1.9	3.0
	211.3	226.9	1.3	2.4	(0.4)	(0.2)	212.2	229.1
EXPENSES
Selling, general and administrative	80.6	71.3	1.4	1.8	(0.4)	(0.2)	81.6	72.9
Variable compensation	61.0	78.2	-	-	-	-	61.0	78.2
Trailer service fees	34.2	30.0	-	-	-	-	34.2	30.0
	175.8	179.5	1.4	1.8	(0.4)	(0.2)	176.8	181.1
OPERATING EBITDA	35.5	47.4	(0.1)	0.6	-	-	35.4	48.0
Amortization of deferred sales commissions	19.0	15.6	-	-	-	-	19.0	15.6
Depreciation and amortization	3.1	3.2	0.1	2.6	-	-	3.2	5.8
Fair value adjustment to available-for-sale securities	75.9	-	-	-	-	-	75.9	-
Interest expense	5.5	3.3	-	(0.1)	-	-	5.5	3.2
OPERATING (LOSS) EARNINGS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	$ (68.0)	$ 25.3	$ (0.2)	$ (1.9)	$ -	$ -	$ (68.2)	$ 23.4

Step Acquisition in DundeeWealth

During the first three months of 2008, we purchased an additional 5.3 million shares of DundeeWealth in the open market for an aggregate purchase price of approximately $70.7 million.  The purchase of these additional shares increased our ownership interest in DundeeWealth from approximately 45% at the end of 2007 to approximately 49% at March 31, 2008. Our voting interest in DundeeWealth increased correspondingly to approximately 63% as at March 31, 2008.  We accounted for this transaction as a step acquisition of an additional 3.7% interest in DundeeWealth.  Accordingly, we allocated the purchase price to the assets acquired, net of liabilities assumed, based on their estimated fair value at the time we completed the acquisition.  The table below summarizes the allocation of the aggregate purchase price.  Approximately  $69.7 million of the purchase price was allocated to the carrying amount of the investment management contracts which have an indefinite life and which are therefore not subject to amortization.

(in thousands of dollars)
Net assets acquired
Investment management contracts	$ 69,676
Other net assets	20,974
Future income tax liabilities	(19,971)
$ 70,679
Aggregate purchase price
Cash	$ 70,679

6

DUNDEE CORPORATION

DUNDEEWEALTH

The following is a discussion of the operating results of DundeeWealth.

➢

RESULTS OF OPERATIONS

In the first quarter of 2008, DundeeWealth earned EBITDA of $35.5 million and incurred a net loss from continuing operations of $49.8 million.  This compares with EBITDA of $47.4 million and net earnings from continuing operations of $14.0 million in the first quarter of 2007.  The net loss in the first quarter of 2008 includes a pre-tax $75.9 million fair value adjustment to DundeeWealth’s carrying value of its non-bank sponsored ABCP.

(in millions of dollars)
AUM		2007
		and as at
		31-Dec-05
Assets under management, January 1	$ 28,161	$ 23,809
Net sales	729	809
Market (depreciation) appreciation	(974)	412
Change in AUM of DundeeWealth Financial, net	63	110
Balance, March 31	$ 27,979	$ 25,140

Assets under administration	31,145	32,790
Combined assets, March 31	$ 59,124	$ 57,930

As at March 31, 2008, DundeeWealth’s AUM totalled $28.0 billion, up 11% compared to $25.1 billion as at the end of the first quarter of 2007, and down marginally since the end of that year.

Consolidated revenues from continuing operations were $211.3 million, representing a 7% decline from consolidated revenue levels in the same period of 2007.  Management fee revenues increased 11% in the first quarter of 2008, reflecting the impact of the strong growth trend in AUM experienced by DundeeWealth throughout 2007.

(in millions of dollars)

For the three months ended March 31,	2008	% Change	2007
REVENUES
Management fees	$ 116.8	11%	$ 105.4
Redemption fees	3.8	(5%)	4.0
Financial services	88.8	(23%)	114.7
Other	1.9	(32%)	2.8
	$ 211.3	(7%)	$ 226.9

With some exceptions, management fee revenues in DundeeWealth are determined based on the fair value of AUM calculated on the last business day of each month.  Average AUM increased to $25.9 billion for the three months ended March 31, 2008 compared with $23.1 billion for the three months ended March 31, 2007. This increase in average AUM correlates to a $12.3 million increase in management fee revenues in the first quarter of this year.  DundeeWealth’s average management fee rate increased to 1.730% in the first quarter of this year compared with 1.724% in the same period of 2007, adding another $0.5 million to management fee revenues in this quarter.

Dampened by the same global economic conditions that hampered market appreciation in DundeeWealth’s AUM, our AUA decreased by $1.7 billion in the quarter to $31.1 billion at March 31, 2008.  While Canada generally continues to experience relatively strong economic fundamentals, market conditions in the first quarter of 2008 were extremely difficult as evidenced by a 3% decline in the S&P/TSX index and a 9% decline in the S&P 500.  These factors impacted investor confidence and exerted downward pressure on financial services as evidenced by an overall 23% decrease in all major components of DundeeWealth’s financial services.

7

DUNDEE CORPORATION

As DundeeWealth’s financial advisors operate through an open architecture advice network they may advise their clients to utilize DundeeWealth’s own investment management assets for their portfolios, thus contributing to AUM.  In these circumstances, DundeeWealth Financial may earn both an up-front commission and ongoing trailer service fees from DundeeWealth Investment.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  These intersegment commission and trailer service fee revenues grew by approximately 3% in the first three months of 2008 to $18.6 million compared with $18.0 million in the same period of the prior year.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital market activities are conducted through DundeeWealth’s IDA firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenues from capital market activities were $13.6 million in the first quarter of 2008 compared with $31.2 million in the same period of the prior year.

Although several large industry transactions in the first quarter of 2008 masked low corporate finance and investment banking activities, early statistics suggest that financing activity in Canada has dropped by 30% to 40%, with merger and acquisition activities suffering a steeper decline of between 60% to 70%.  Corporate finance revenue in the first quarter of 2008 was $8.1 million compared with $16.4 million in the comparative period of 2007, a decline of 51% which is consistent with industry results.

Principal trading losses were $2.1 million in the current quarter compared with revenues of $7.2 million in the same period of 2007.  Mark-to-market adjustments in corporate finance inventories, including broker warrants, resulted in a loss of $2.1 million in the current quarter compared with gains of $3.7 million in the comparable quarter of 2007.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $175.5 million in the three months ended March 31, 2008, compared with $179.0 million in the same period of the prior year.

(in millions of dollars)
For the three months ended March 31,	2008	% Change	2007
OPERATING EXPENSES
Selling, general and administrative	$ 80.6	13%	$ 71.3
Variable compensation	61.0	(22%)	78.2
Trailer service fees	34.3	14%	30.0
	175.9	(2%)	179.5
Intersegment distribution fees	(0.4)	(20%)	(0.5)
Total	$ 175.5	(2%)	$ 179.0

Certain expenses, such as variable compensation costs, trailer service fees and amortization of deferred commissions have decreased in direct correlation with the decrease in corresponding revenue streams or AUM levels.

Selling, general and administrative (“SG&A”) costs have increased from $71.3 million in the first quarter of 2007 to $80.6 million in the first quarter of 2008.  Costs in the current quarter increased due to the initiation of certain organizational changes and exit activities, such as severance.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in our products.  Trailer service fees are calculated as a percentage of the fair value of the associated AUM and we would therefore expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  As a percentage of average AUM, trailer service fees paid in the first quarter of 2008 increased to approximately 0.56% (2007 – 0.55%) or 32.2% (2007 – 31.8%) of total management fee revenue earned from these assets.  This increase is primarily attributed to a higher average proportion of AUM being from front-end asset gathering activities which pay a higher trailer service fee.

Interest expense increased by $0.8 million from $2.1 million in the first three months of 2007 to $2.9 million in the same period of 2008.

Dividend expense relating to DundeeWealth’s issuance of 4.75% cumulative redeemable first preference shares, series 1 increased from $1.2 million in the first quarter of 2007 to $2.6 million in the current quarter.  As these preference shares were only issued on March 13, 2007, prior period costs represent a pro-rated cost from the date of issuance.

➢

CHANGES IN FINANCIAL CONDITION

Exposure to Asset-Backed Commercial Paper

DundeeWealth continues to hold ABCP with a par value at maturity of $379.4 million.  ABCP has not traded in active markets since mid-August 2007 and there are currently no market quotations available for these securities.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act.  The court agreed to grant bankruptcy protection to the affected trusts and to supervise a vote on the proposed restructuring.  On March 20, 2008, details of the proposed restructuring plan were announced which contemplates that affected ABCP will be exchanged for longer-term, floating rate notes (“FRNs”) that are designed to match the maturities of the underlying assets.

The restructuring proposal pools certain assets of all the affected ABCP conduits, to be allocated on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Larger investors are expected to participate in MAV 1 which requires self-funding by participants in a margin funding facility against possible margin calls.  We will be an investor in MAV 2, in which a third-party funding facility will be established and generally funded by a group of third-party lenders. MAV 2 is expected to issue Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders, with the intention being that the Class A-1 and Class A-2 notes would be AA rated by DBRS and the Class B and Class C notes would be unrated.  In order to achieve the AA rating, the triggers on leveraged transactions within each conduit will have to be reset to make them more remote and/or to have them supported by a margin funding facility.

Trusts with ABCP supported solely by traditional securitized assets will be placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets.  The FRNs will amortize and be repaid as assets mature or are sold.  We also anticipate receiving FRNs in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and will be supported by notes designated as IA Tracking Notes which will bear interest and are intended to track the rate of return generated by the corresponding designated tracking asset.

Based on the information statement containing details about the proposed restructuring and other public information, DundeeWealth anticipates receiving aggregate FRNs in the amount of $379.4 million in denominations as illustrated in the table below.  The proposed rating of the restructured notes and the associated proposed interest rates are based on information currently estimated in the information statement and may be subject to significant adjustments.

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DUNDEE CORPORATION

		Par Value	Proposed	Proposed
Class of Note		in millions $	Rating	Interest Rate
MAV 2	Class A-1	$ 146.8	AA	3 month BA rate less 50bps
MAV 2	Class A-2	132.5	AA	3 month BA rate less 50bps
MAV 2	Class B	22.8	Unrated	3 month BA rate less 50bps
MAV 2	Class C	9.3	Unrated	3 month BA rate plus 20%, as available
MAV 2	TA Tracking Notes	0.6	Unrated	Tracking notes will bear interest
MAV 2	IA Tracking Notes	23.2	Unrated	at the rate equal to the net rate
MAV 3	IA Tracking Notes	14.3	Unrated	of return generated by the
MAV 3	TA Tracking Notes	29.9	Unrated	corresponding designated
MAV 3	SN Tracking Notes	-	Unrated	tracking asset.
		$ 379.4

The ABCP investments are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  The timing of completion of the proposed restructuring remains unknown and also unknown is whether any new FRNs resulting from the restructuring will trade in an active market.

Since these assets are not currently distributing interest and since the new restructured securities have not yet been issued, the valuation technique was based on publicly available information, either from DBRS or from the information statement outlining the proposed restructuring, to determine the type and characteristics of assets in each of the affected trusts.  For each major asset type held by the affected trusts, DundeeWealth looked at market values for indices related to the asset class or to market pricing for comparable assets, if available.  This information was assessed on a transaction by transaction basis for each trust in which DundeeWealth holds affected ABCP.  With this information, and the assignment of values to each asset type in each affected trust, valuations for each affected trust were completed.  An overall dollar weighted average valuation across all affected trusts was then calculated.

Fair value for the underlying assets is affected by a wide variety of other factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, weighted average life of the assets, vintage of asset origination and global pricing of structured finance assets.  These factors will also have a direct bearing on the credit quality of the restructured notes, if and when issued. While DundeeWealth continues to believe that, generally, the credit quality of the underlying assets is perceived to be satisfactory, their credit quality must be distinguished from their market value.  Large negative movements in pricing which were experienced in the first quarter of 2008 impacted the market value of these assets as of March 31, 2008.  Generally, it is assumed that if credit quality of the assets remain satisfactory, the market value of these assets will return to par as the assets (and the notes funding the assets) get closer to maturity.  This assumption will only be true where the assets are not liquidated at market value prior to maturity.  This assumption may not occur for assets where the attachment point is breached and losses are suffered or for leveraged assets where triggers are hit and an unwind event occurs.

During the first quarter of 2008, DundeeWealth recorded a fair value adjustment of $75.9 million, increasing the aggregate fair value adjustment in respect of its ABCP holdings to $171.1 million or approximately 45% of the par value of ABCP held.  Consistent with the approach in 2007, because ABCP conduits have failed to meet their scheduled maturities and interest payments to noteholders during this standstill period, it has been determined that this amount reflects an other-than-temporary impairment of ABCP investments at March 31, 2008 and DundeeWealth has therefore realized this adjustment in net earnings.

Subsequent to quarter end, existing noteholders were asked to vote on the restructuring plan.  Almost 96% of noteholders voted in favour of the plan.  However, a number of corporate investors have petitioned the Ontario Superior Court, challenging the legality of certain releases which, amongst other limitations, restrict their ability to sue those financial institutions which originally sold them the ABCP.  Those financial institutions are also instrumental in providing margin funding under the restructuring plan and have stated that if the releases are removed, they will withdraw their support for the restructuring plan.  At a fairness hearing on May 2, 2008, the Court asked corporate noteholders for details of any contemplated lawsuit before ruling. The May 30, 2008 target date for the restructured notes may be delayed.  The extent and scope of the delay is not known at this time and will depend on how actively certain ABCP noteholders wish to pursue the issue of the scale and scope of releases as part of the restructuring plan.  There are also risks that if the releases are made more restrictive, or if there are concerns about their enforceability, either may not be acceptable to plan participants, potentially causing the restructuring to fail.  The extent of these risks is not known at this time.

The fair value estimates of ABCP are dependent upon the likelihood, nature and timing of proposed restructurings.  While  the valuation technique as at March 31, 2008 as outlined above has taken into account the likelihood of the proposed restructuring and the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not continue to decline in future periods, nor is there any guarantee of a successful restructuring, or that following any potential restructuring, the restructured notes will trade at a higher market value.  As a result of these uncertainties, and the fact that our valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

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DUNDEE CORPORATION

Exposure to Investments in Collateralized Loan Obligations (“CLOs”)

During the first three months of 2008, DundeeWealth’s CLO portfolio earned investment income of approximately $3.3 million, representing an annualized return of 11.5%.  Included in accumulated other comprehensive income (“AOCI”) is a fair value adjustment of $15.4 million relating to further declines in the fair value of the portfolio during the first quarter of 2008.  At March 31, 2008, the fair value of DundeeWealth’s portfolio of CLOs was $71.2 million, representing a 39% decline from original cost.  As there have been no defaults in scheduled interest payments and as DundeeWealth has both the ability and the intent to continue to hold its CLO positions until the amortized costs are recovered, they continue to report the fair value adjustment in AOCI.

The CLO portfolio consists of 27 separate tranche investments, $18.8 million of which are invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.  Many of the themes prevalent in other credit markets were also seen in the CLO market, including widening spreads, repricing of risk and concerns over credit quality, default rates and decreased recovery rates, all of which impacted the market value of these securities.

DundeeWealth has borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-denominated CLO investments.  As DundeeWealth has elected not to apply hedge accounting to these strategies, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets is reflected in net earnings while the same effect of changes in foreign exchange rates to the fair value of CLOs is reflected in other comprehensive income (“OCI”).

Client Accounts Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  As at March 31, 2008, client accounts receivable were $700.2 million (December 31, 2007 – $408.8 million) and client deposits and related liabilities in DundeeWealth were $596.6 million (December 31, 2007 – $418.3 million).

Trading Securities Owned and Securities Sold Short

Securities owned and securities sold short represent trading positions in securities at DundeeWealth’s investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of March 31, 2008, securities owned and securities sold short totalled $127.3 million (December 31, 2007 – $263.7 million) and $51.1 million (December 31, 2007 – $106.5 million) respectively.

Bank Indebtedness

DundeeWealth’s subsidiary, Dundee Securities, has established call loan facilities for approximately $304 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at March 31, 2008 totalled $128.7 million (December 31, 2007 – $43.1 million), are reported as bank indebtedness.

Accounts Receivable and Accounts Payable

DundeeWealth’s accounts receivable balance at March 31, 2008 decreased to $97.3 million from $216.1 million at the end of 2007.  Included in the December 31, 2007 balance are performance fees which were paid in the first quarter of 2008.  These performance fees have associated direct expenses which have contributed to an increased balance in accounts payable as at December 31, 2007 and their partial payment in the first quarter accounted for the decrease in accounts payable at March 31, 2008.

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DUNDEE CORPORATION

Deferred Sales Commissions

Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products which are then deferred and generally amortized over a period of five years.  The December 31, 2007 balance of $207.0 million increased by $31.6 million in commissions funded during the first three months of 2008, net of $19.0 million of amortization.

Corporate Debt

On February 15, 2007, DundeeWealth entered into a credit facility with a Canadian chartered bank for a maximum of $350 million.  On August 17, 2007, DundeeWealth increased the maximum available pursuant to the credit facility to $500 million.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or at the bank’s prevailing U.S. base rate.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

The facility is subject to certain covenants, including the maintenance of minimum levels of AUM and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount.  At March 31, 2008, DundeeWealth had borrowed $107.7 million (December 31, 2007 - $127.7 million) pursuant to this credit facility.

REAL ESTATE SEGMENT

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $9.7 million in the first three months of 2008 compared with $34.8 million in the same period of 2007.

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $15.8 million or 31.2% on revenues of $50.6 million in the first quarter of 2008.  This compares with contribution margins of $21.7 million or 33.8% on revenues of $64.2 million in the same period of 2007.

(in thousands of dollars)
	Three months to March 31, 2008				Three months to March 31, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 10,454	$ 6,799	$ 3,655	35.0%	$ 17,532	$ 8,042	$ 9,490	54.1%
Land	10,643	5,715	4,928	46.3%	36,991	25,461	11,530	31.2%
Housing and condominiums	23,928	21,116	2,812	11.8%	9,113	9,037	76	0.8%
Management fees	4,029	1,240	2,789	69.2%	12	-	12	100.0%
Other	1,594	-	1,594	N/A	581	-	581	N/A

	$ 50,648	$ 34,870	$ 15,778	31.2%	$ 64,229	$ 42,540	$ 21,689	33.8%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties

Margins earned from revenue properties were $3.7 million in the first quarter of 2008 compared with $9.5 million in the same period of 2007.  The decrease was mainly attributable to the disposal of certain residential rental properties in the first quarter of 2007 which generated proceeds of $56.3 million, and a gain on sale of approximately $6.3 million in that period.  During 2007, residential rental operations contributed $0.9 million of revenue.

11

DUNDEE CORPORATION

Dundee Realty’s ski area operations in Colorado had a very successful quarter with skier visits up 37% over the same period in 2007 as a result of the capital improvements made during 2007 that increased the size of the ski area by 80%.  These increases translated into a contribution margin of $2.5 million, an increase of $0.8 million compared to 2007.  The outlook for the future is positive with additional parking capacity to be added in 2008 to meet skier demand.  The Bear Valley ski area in California contributed $0.5 million to results during the quarter, slightly behind 2007 due to below average snowfall and appreciation of the Canadian dollar.

The Distillery Historic District in Toronto contributed $0.7 million to operating profit, a $0.1 million decrease compared to 2007 mainly as a result of higher tenant recoveries in the prior period. Capital improvements have resulted in a 4% increase in the leaseable area to approximately 342,000 square feet.  These improvements, together with increased leasing activity, permit higher base rents on occupancy levels which currently stand at 99% compared to 98% in 2007.

Land

Revenue from land sales was $10.6 million generating an operating profit of $4.9 million or 46.3% in the first quarter of 2008.  This compares with revenues of $37.0 million generating an operating profit of $11.5 million or 31.2% in the same period of 2007.  Dundee Realty continues to have a positive outlook for land sales, especially in Saskatchewan and Calgary where continued strong demand has translated into high margins.  Despite higher margin levels, our operating profit has decreased as a result of a reduction in the number of lots available for sale compared to the prior year.

In Saskatchewan, 47 fewer lots and 10 fewer parcel acres were sold this quarter compared to 2007.  Saskatoon generated $2.8 million of operating profit in the quarter achieving higher average selling prices compared to the same prior year period, however, profit margins were lower at 45% from 51% in 2007.  The Regina market had operating profit of $0.3 million, a decrease of $1.1 million compared to 2007 as Dundee Realty transitions to a new subdivision that will yield results in the second half of 2008.  There was virtually no activity in the Calgary market during the quarter due to limited lot availability.  Dundee Realty is currently in the process of bringing the Wentworth Glen sub-division online with 207 lots under option at quarter-end.  Sales are expected to be recognized when servicing is completed in the second half of 2008.  The Edmonton market had no lot sales in the first quarter compared to 242 lots sold in 2007, which translated into a decrease in operating profit of $6.4 million.  There is currently a supply imbalance in this market that Dundee Realty is monitoring prior to releasing any new lots for sale.  In Toronto, sales of 54 lots related to our 37.5% interest in the Thornhill Woods project generated operating profit of $2.2 million.

Housing and Condominiums

Revenue from sales of housing and condominium units increased in the first quarter to $23.9 million from $9.1 million in the same period of 2007.  Housing operations in western Canada achieved strong growth compared to 2007 as both Saskatoon and Regina continue to experience strong demand and increased margins that translated into a $1.5 million increase in operating profit.  Dundee Realty’s interest in the Thornhill Woods housing project in Toronto contributed revenues of $5.8 million and margin of $1.3 million on sales of 54 houses in the quarter.

In the first quarter of 2008, Dundee Realty realized $4.9 million of revenues and earnings of $0.3 million on the closing of 17 condominium units at the Princeton project in Calgary.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 2% since December 31, 2007 to $415.9 million at March 31, 2008.

(in thousands of dollars)
As at	March 31, 2008	% Change	December 31, 2007

Land	$ 249,054	6%	$ 235,123
Housing and condominiums	120,847	(4%)	125,824
Revenue properties	45,976	1%	45,738
	$ 415,877	2%	$ 406,685

Land Under Development and Land Held for Development

(in thousands of dollars)

Balance of land inventory, December 31, 2007	$ 235,123
New acquisitions completed during the period	9,986
Costs of development	7,731
Transfer to cost of goods sold	(4,175)
Other	389
$ 249,054

Dundee Realty’s portfolio of land under development and held for development increased from $235.1 million at the end of 2007 to $249.1 million at March 31, 2008.  Dundee Realty incurred aggregate development costs on land of approximately $7.7 million in the current quarter, mainly in Regina, Calgary and Saskatoon.  In addition, during the current quarter, Dundee Realty acquired 604 acres of land in east Saskatoon for approximately $10 million.

Dundee Realty’s portfolio of land under development and held for development spans the country and into the United States.

(cost in thousands of dollars)
As at March 31, 2008	Land Held for Development		Land under Development		Total
				Number of
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$ 36,344	2,056	$ 14,351	369	$ 50,695
Regina	20,677	990	3,175	320	23,852
Calgary	70,142	1,098	23,156	209	93,298
Edmonton	34,441	593	33,344	422	67,785
Toronto	406	-	9,577	6	9,983
USA	3,441	5	-	-	3,441

	$ 165,451	4,742	$ 83,603	1,326	$ 249,054

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DUNDEE CORPORATION

Inventory of Housing and Condominiums

(in thousands of dollars)

Balance of housing and condominium inventory, December 31, 2007	$ 125,824
Costs of development	24,604
Transfer to cost of goods sold	(22,024)
Other	(7,557)
Balance of housing and condominium inventory, March 31, 2008	$ 120,847

Overall, we continue to see a strong housing market, especially in western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums.  Housing and condominiums inventory decreased 4% to $120.8 million as at March 31, 2008 compared with $125.8 million at December 31, 2007.  The Princeton condominium development is nearing completion with 17 additional units closing during the quarter.  The four remaining units are expected to close in the second quarter of 2008.

Construction is approximately 71% complete for the 378-unit Pure Spirit condominium at The Distillery Historic District in Toronto with closings expected in the fourth quarter of 2008.  In the first quarter of 2008, $5.6 million in development costs have been incurred on the project.  The southeast corner project, a 668-unit two-tower condominium development project on the Distillery site, is progressing with planning reviews and development parameters having been completed.  Construction on the first 40-storey Clear Spirit tower is expected to commence in the second quarter of 2008 with closings scheduled for 2011.  Marketing for the Clear Spirit project has commenced and 248 or 72% of the units have been pre-sold conditional on the project proceeding to the development stage.  Marketing for the adjacent 35-storey Gooderham tower will commence in May 2008 with construction anticipated to commence in the third quarter of 2008.

Construction continues on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at Sol Vista ski area located in Granby, Colorado.  To date, 34 units have been pre-sold and the project is on schedule for completion in March 2009.

(in thousands of dollars)
As at March 31, 2008
	Location	Cost
Single family homes	Saskatoon	$ 12,756
	Regina	9,095
	Toronto	88
		21,939
Condominiums
Pure Spirit	Toronto	63,065
Clear Spirit	Toronto	11,092
Corktown	Toronto	8,213
Princeton	Calgary	4,047
Base Camp One	Colorado	10,071
Other		2,420
		98,908

		$ 120,847

Revenue Properties

(in thousands of dollars)

Balance of revenue properties, December 31, 2007	$ 45,738
Additions during the period	618
Depreciation and amortization	(1,031)
Other	651
$ 45,976

During the current quarter, $0.6 million of capital additions were completed of which $0.4 million relate to building improvements at The Distillery Historic District.  Dundee Realty plans to spend approximately $2.6 million at Arapahoe Basin commencing in the second quarter of 2008.

(in thousands of dollars)
As at March 31, 2008
Project	Location	Cost
Distillery District	Toronto	$ 30,480
Arapahoe Basin	Colorado	9,626
Bear Valley	California	3,204
Other		2,666

		$ 45,976

13

DUNDEE CORPORATION

Real Estate Debt

Real estate debt as at March 31, 2008 was $205.5 million (December 31, 2007 - $211.5 million) including $59.5 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.

Debt is generally secured by charges on specific properties to which the debt relates.  As at March 31, 2008, $28.2 million (December 31, 2007 - $38.9 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 6.61% (December 31, 2007 – 8.04%) and matures between 2008 and 2017.  Further, $177.3 million (December 31, 2007 - $172.7 million) of real estate debt is subject to a weighted average variable interest rate of 5.70% (December 31, 2007 – 6.30%).

Dundee REIT

As at March 31, 2008, Dundee Corporation and certain subsidiaries owned 0.3 million Dundee REIT units and 3.4 million units of DPLP.  Collectively, this represents an interest of 18%.  As at March 31, 2008, the market value of our aggregate investment in Dundee REIT was $108.1 million.  We have an obligation to deliver up to a maximum of 329,445 additional units of Dundee REIT with a value at March 31, 2008 of $10.6 million pursuant to the exchange feature of our debentures.

Included in our equity loss for the three months ended March 31, 2008 is $0.6 million earnings from our investment in Dundee REIT. This compares with earnings of $15.8 million in the same period of 2007, of which $1.1 million was related to discontinued operations.  We received distributions from Dundee REIT of $2.1 million in the first quarter of 2008 compared with $4.7 million in the same period of 2007.  Approximately $0.8 million of these distributions were received in cash with the balance of $1.3 million being used to purchase additional units of Dundee REIT.

In the first three months of 2008, we reduced our holdings in Dundee REIT by 4,065 units in order to settle our obligation under the Exchangeable Debenture.  We recognized an associated gain of $15,000, which has been included as investment income in the consolidated statement of operations.  We record the Exchangeable Debentures each period-end at the market value of the underlying Dundee REIT units on such date.  As such, the calculation of this value will fluctuate from period-to-period and is dependent on the number of units sold to satisfy the exchange feature and on the underlying fair value of the units.

RESOURCES

In the first three months of 2008, the resources segment incurred losses before taxes of $2.0 million compared with earnings of $3.6 million in the same period of 2007.  This arose from a significant reduction in equity earnings in the first quarter of 2008 from earnings of $5.3 million in the first quarter of 2007 to a loss of $1.0 million in the same quarter of 2008, partially offset by a small reduction in operating expenses of subsidiaries.

Eurogas Corporation

Eurogas’ efforts in the first quarter of 2008, continued to focus on designing a plan for the development of the Castor Underground Natural Gas Storage facility (“Castor Project”) in Spain through its interest in Escal UGS S.L. (“Escal”) and, to a lesser degree, on the Sfax permit located offshore of Tunisia.  On December 20, 2007, Eurogas entered into various agreements with respect to the Castor Project (the “ACS Transaction”) described in more detail in the Company’s Management’s Discussion and Analysis accompanying the 2007 Audited Consolidated Financial Statements.

On April 25, 2008, Eurogas announced the successful completion of its rights offering which raised an aggregate of $30.2 million before deducting expenses of the offering.  We subscribed for 100% of our basic subscription right and we also subscribed pursuant to the additional right privilege pursuant to which we acquired an additional 19.9 million shares, increasing our percentage ownership to 53.4%.

Castor Project (Spain)

Eurogas’ Castor Project entails the conversion of the abandoned Amposta oil field, located 21 kilometres off the eastern Mediterranean coast of Spain, to natural gas storage operations.  At December 31, 2007, Eurogas reported an interest in the Castor Project through its 73.7% interest in Castor Limited Partnership (“CLP”) which owns an interest in Escal.  Pursuant to the ACS Transaction, ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) increased its ownership in Escal from 5% to 66.67%, and thereby reduced the interest of CLP to 33.33% from 95%.

The ACS Transaction is conditional upon the grant of a development concession (the “Concession”), a key project milestone.  In the event that the Concession is not granted within 180 days of the execution of the ACS Transaction, being June 20, 2008, CLP will be caused to return to a 95% interest and the agreements in respect of the ACS Transaction will terminate.  There is no assurance that the Concession will be granted within such a timeframe, or at all.  Upon the grant of the Concession within the timeframe, we expect to change the accounting for our indirect interest in Escal to the equity method.

In the event that regulatory approval is not obtained within the timeframe and CLP’s interest in Escal reverts to 95%, ACS will no longer be responsible for the funding of the project and we will need to assess whether Eurogas has experienced an impairment in its property, plant and equipment.  In the event that the Concession is granted within the timeframe, the ACS Transaction will come into effect and the commitment letter we provided to Eurogas in September 2007 will no longer be in effect.

During the quarter, Eurogas continued activities associated with required regulatory approvals, including the Concession.  Escal invested $0.9 million during the first quarter of 2008, all of which was funded by ACS, compared with $3.3 million in the first quarter of 2007.

Sfax Permit (Tunisia)

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  As at March 31, 2008, Eurogas held a 45% working interest in the 1.0 million acre Sfax Permit which is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  Eurogas is a non-operating partner in the permit; the operating partner is Atlas Petroleum Exploration Worldwide Ltd. (“APEX”).

In the first quarter of 2008, Eurogas invested $1.3 million on its Tunisian asset pools (2007 - $0.5 million) on activities related primarily to the assessment of, and equipment for, the Ras el Besh prospect.

On April 8, 2008, Eurogas announced that, along with its operating partner APEX, it had entered into a Farmout Agreement with Delta Hydrocarbons B.V. (“Delta”) based in Amsterdam with respect to the Sfax permit.  The agreement received all regulatory approvals.  The farmout enables Eurogas and APEX to meet requirements with respect to the REB Exploitation Concession.

Under the agreement, Delta has committed to spend US$125 million on the Sfax permit for a 50% participation in the permit.  Included in this amount, and as part of the transaction, Eurogas and APEX will be entitled to repayment of past exploration costs incurred on the permit, of which approximately US$11 million is net to Eurogas.  On April 21, 2008, Eurogas received US$1.1 million pursuant to this agreement.

Upon meeting its expenditure commitments, Delta would own a 50% participating interest in the farmout area, Eurogas would own a 22.5% participating interest and APEX would own a 27.5% participating interest.  APEX will continue to serve as operator under the farmout.  After Delta has expended US$125 million, the project reverts to a joint venture participation and Eurogas will be responsible for 22.5% of future payments.

Resource Based Equity Accounted Investees

In the first three months of 2008, equity losses from resource investments were $1.0 million compared with earnings of $5.3 million in the same period of 2007.

Dundee Precious Metals Inc.

Dundee Precious continues to work with the Bulgarian Government on a proactive basis with respect to its operations in Chelopech and Krumovgrad.  On March 10, 2008, Dundee Precious announced an agreement in principle with the Bulgarian Government whereby it will pay a higher royalty, will provide a full environmental reclamation bond and will enter a public private partnership for the Chelopech processing facility.  Negotiations have also commenced with the Bulgarian Government with a view to implementing the Krumovgrad project including initiating the next stage in the environmental impact assessment process.

During the three months ended March 31, 2008, Dundee Precious reported net earnings of $8.4 million, compared with $11.0 million for the same period in 2007.

14

DUNDEE CORPORATION

In the first three months of 2008, we recorded equity earnings of $1.1 million from Dundee Precious, compared with $2.5 million in the same period of 2007.

At March 31, 2008, we held approximately 12.6 million shares of Dundee Precious with a market value of $84.8 million, representing a 20% interest.  There was no change in our investment holding from December 31, 2007 at which date the market value was $90.5 million.

Breakwater Resources Ltd.

Breakwater is a base metals company with operations in Canada, Honduras and Chile, producing zinc, lead, copper and gold concentrates.  On March 25, 2008, Breakwater announced that it had exercised its right to purchase the partnership interests of the Myra Falls LP for approximately $18 million by issuing approximately 13.5 million common shares.  These shares were not freely tradeable until April 21, 2008.  Further, at a Special Shareholders’ Meeting held on April 11, 2008, a business combination by way of a Plan of Arrangement with Metco Resources Inc. was approved which will enable it to consolidate its land position, securing potential feed for its Langlois plant and to acquire an under-explored land package in Matagami.

During the three months ended March 31, 2008, Breakwater reported net losses of $6.9 million (earnings of $15.3 million in the same period of 2007).  Gross sales revenue from the sale of zinc, copper, lead and gold concentrates for the first quarter increased by $3.9 million to $81.9 million from the same period in 2007 despite 51% higher tonnes of concentrate sold, due to higher prices for copper, lead, gold and silver partially offset by a 30% reduction in the realized zinc price and a 14% appreciation in the Canadian dollar.  Direct operating costs increased by $24.4 million to $48.0 million primarily due to increased concentrate sales, the addition of sales from Langlois and higher costs at Mochito and Myra Falls.

Equity losses from our investment in Breakwater were $2.0 million in the first three months of 2008 (earnings of $2.8 million for the same period of 2007).

As at March 31, 2008, we held 108.0 million shares of Breakwater with a market value of $123.1 million, representing a 25% ownership interest.  There was no change in our investment holding from December 31, 2007 at which date the market value was $184.7 million.

Other Developments in Dundee Resources

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.

As at March 31, 2008, we held 26.5 million shares of Valdez with a market value of $7.3 million representing a 34% interest.  There was no change in our investment holding from December 31, 2007 at which date the market value was $7.5 million.  Equity earnings and losses were nominal in the first three months of 2008 and 2007.

Corona Gold Corporation – Corona is a resource focused exploration, development and investment company.  At March 31, 2008, we held approximately 5.0 million shares of Corona with a market value of $3.2 million representing a 27% interest (unchanged from December 31, 2007).  Equity losses were nominal in each of the first three months of 2008 and 2007.

AITCO Barbados – By the end of 2007, Dundee Resources had fully completed its US$11 million commitment to AITCO Barbados; no further advances were made in the first quarter of 2008.

Iberian Minerals Corp. (“Iberian”) – Iberian is currently proceeding with the reopening and project financing of the Aguas Teñidas copper/zinc project in Spain.  In the first quarter of 2008, Iberian acquired 92% of Compania Minera Condestable (CMC) from Trafigura Beheer B.V. which owns and operates the Condestable mine and leases the Raul mine, located 90 kilometres south of Lima in Peru.  In the first quarter of 2008, Iberian announced that it had secured an aggregate US$210 million debt facility to complete the Aguas Teñidas construction, as well as the signing of the plant engineering, procurement and construction management contract with AKER KVAERNER Engineering Services Ltd.

As at March 31, 2008, Dundee Resources held a $25 million convertible debenture as well as 4,458,984 shares from conversion of special warrants and shares received in lieu of interest on the debenture; 675,146 such shares were received in the first quarter of 2008.  The aggregate market value of holdings in Iberian is approximately $27.1 million (December 31, 2007 - $29.0 million).

OTHER INVESTMENTS AND CORPORATE COSTS

Exchangeable Debentures

Included in other investments and corporate costs are gains or losses associated with changes in the value of the Dundee REIT units that we would have to deliver to satisfy our obligation pursuant to the outstanding Exchangeable Debentures.  These amounts may vary from period to period, resulting in significant variances in earnings.  During the three months ended March 31, 2008, the Company recognized a gain of $0.5 million in respect of these fair value adjustments compared with a gain of $6.7 million in the three month period ended March 31, 2007.

Income from Corporate Investments

Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income and foreign exchange translation adjustments.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as being AFS are recorded as a component of OCI.

(in thousands of dollars)

For the three months ended March 31,	2008	2007
Investment income	$ 4,214	$ 3,409
Equity earnings	-	97
	$ 4,214	$ 3,506

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $3.0 million in the first three months of 2008 compared with $2.6 million in the same period of 2007.

Corporate Interest Expense

Corporate interest expense was $0.6 million in the first three months of 2008 compared with $3.4 million in the same period of 2007.  The decrease is primarily a function of the reduction in the outstanding balance of the Company’s Exchangeable Debentures over the period.

The Company may, from time to time, borrow against its revolving term credit facility for the benefit of various operating segments.  Interest incurred in respect of these borrowings is not allocated to the operating segments but rather, is considered a corporate expense.

15

DUNDEE CORPORATION

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment
		Management	Funds under	Customer
	Goodwill	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2007	$ 411,828	$ 274,745	$ 14,322	$ 4,544	$ 705,439
Allocation of step purchase fair value increase	(15,646)	59,393	-	-	43,747
Amortization	-	-	(325)	(333)	(658)
Balance, March 31, 2008	$ 396,182	$ 334,138	$ 13,997	$ 4,211	$ 748,528

Allocation of Purchase Price - DundeeWealth

The $59.4 million increase in the carrying value of the investment management contract and the reduction of $15.6 million in the carrying value of goodwill resulted from the step acquisition in DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)

Note 15 to the 2007 Audited Consolidated Financial Statements provides a summary of the terms of the Series 1 Shares which were issued in June 2006.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

Revolving Term Credit Facilities ─ In 2007, we renewed our revolving term credit facility with a Canadian chartered bank and as part of the renewal, the Company increased the amount available pursuant to the credit facility from $100 million to $150 million and extended the expiry date to August 30, 2008.  The terms and conditions of our revolving term credit facility are detailed in note 14 to the 2007 Audited Consolidated Financial Statements.  As at March 31, 2008 and for the three months then ended, the Company had complied with all financial covenants of the facility.

Amounts borrowed pursuant to the renewed credit facility are secured by a pledge of certain of our interest in common shares of DundeeWealth.  The pledge is limited to that number of common shares of DundeeWealth that, at fair value, provides two times coverage over amounts borrowed pursuant to the facility.  At March 31, 2008, the Company had borrowed $6.0 million pursuant to the facility.

$100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.   Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit. We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures. Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the first three months of 2008, holders of Exchangeable Debentures exercised the conversion feature on $121,000 of debt.  We released 4,065 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $15,000.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

Future Income Tax Liabilities

The Company’s net future income tax liability at March 31, 2008 was $93.9 million (December 31, 2007 – $134.9 million) which represents future income tax liabilities of $232.3 million (December 31, 2007 – $235.0 million), offset by future income tax assets of $138.4 million (December 31, 2007– $100.1 million).

Significant changes in future income tax balances during the first three months of 2008 were:

✓

An increase in future income tax assets of $22 million relating to the recognition of an other-than-temporary impairment against the carrying value of the Company’s portfolio of ABCP;

✓

An increase in future income tax assets of $7.6 million relating to fair value adjustments to AFS securities;

✓

A decrease in future income tax liabilities of $23.6 million resulting from the current recognition for tax purposes of income deferred in 2007; and

✓

An increase in future income tax liabilities of $17.2 million relating to the Company’s step acquisition of 3.7% of DundeeWealth and the resulting increase in the book value of investment management contracts.

Income Tax Expense

The consolidated income tax recovery from continuing operations for the three months ended March 31, 2008 was $16.4 million, giving rise to an effective tax recovery rate of 29%.  This tax recovery rate is lower than the current combined Canadian federal and provincial statutory income tax rate of 33% and can be attributed to lower future income tax rates that will apply to certain future tax assets as such assets are expected to be realized.  Also affecting the effective tax rate are certain non-tax deductible items, including stock based compensation and preferred share dividend payments categorized as interest for accounting purposes.

Non-Controlling Interest

Non-controlling interest decreased during the first quarter of 2008 to $651.8 million from $726.4 million at the end of 2007.  Significantly contributing to this decrease was the step acquisition of DundeeWealth whereby we essentially acquired 3.7% of the value of the non-controlling interest through our market purchases as well as the recognition of the non-controlling interest in the current period loss.  Dilution gains resulting from the issuance of shares in our subsidiaries were $0.4 million in the first quarter of 2008.  In comparison, dilution gains during the first quarter of 2007 were $57.1 million and include the purchase of the non-controlling interest in DWM Inc. by DundeeWealth.  Non-controlling interest in losses from continuing operations was $24.4 million in the current quarter.  Non-controlling interest in continuing operations during the first quarter of 2007 was $7.4 million.

Share Capital

As at March 31, 2008, there were 72,459,472 Subordinate Shares and 3,120,109 Class B common shares outstanding.  During the first three months of 2008, we issued 12,500 Subordinate Shares on the exercise of options at $9.17 per share.  As at March 31, 2008, we had granted 3,852,144 options with a weighted average exercise price of $6.66 of which 3,270,144 options were exercisable, as holders had met the vesting criteria.

16

DUNDEE CORPORATION

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

As at March 31, 2008, cash and cash equivalents were $156.1 million compared with $169.8 million at March 31, 2007 and $126.9 million at December 31, 2007.  We incurred net cash inflows from continuing operations during the current period of $29.0 million.  Significant cash flows during the first three months of 2008 are as follows:

Significant Cash Flows from Operating Activities

✓

The effect of changes to client account balances and to changes in securities owned or sold short will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements of cash in our financial services operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position and, in fact, cash accessibility may be restricted due to the regulatory environment in which these subsidiaries operate.  During the three months ended March 31, 2008, variations in these balances required cash outflows of $29.2 million compared with $44.3 million in the same period of 2007.

✓

Bank indebtedness which reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facility may also vary significantly on a period-by-period basis.  In the first quarter of 2008, changes in call loan balances generated cash inflows of $85.6 million compared with cash outflows in the first quarter of 2007 of $2.6 million.

✓

Dundee Realty utilized cash of $11.4 million in the development of land, housing and condominium inventory.  In the same period of the prior year, these real estate activities generated cash inflows of $3.0 million.

Significant Cash Flows from Investing Activities

✓

We paid cash of $70.7 million to complete our market purchases of DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.

✓

Gross additions of new AUM in DundeeWealth were $2.6 billion in the first three months of 2008 (2007 – $2.6 billion).  Sales commissions paid on these new AUM were $31.6 million (2006 – $30.6 million).

✓

In the three months ended March 31, 2008, we invested $22.8 million (2007 – $84.9 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $101.8 million in the three months ended March 31, 2008 (2007 – $0.6 million).

✓

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $9.8 million in the three months ended March 31, 2008 compared with $1.9 million in the comparative 2007 period.  In addition, during the first quarter of 2007, our real estate activities generated $20.4 million from the sale of certain revenue properties.

Significant Cash Flows from Financing Activities

✓

During the first quarter of 2008, changes in working capital resulted in repayment of $19.5 million of amounts borrowed pursuant to our term credit facilities.  In the same period of 2007, we had drawn an additional $33.5 million against these facilities.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At March 31, 2008, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

The Company’s $150 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  At March 31, 2008, we had drawn an aggregate of $6.0 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preferred shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth, is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  As at March 31, 2008, DundeeWealth had approximately $392 million in unutilized borrowings under its bank credit facility.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  Our real estate segment has a revolving term credit facility of $100 million, providing us with increased flexibility to operate this business efficiently.

17

DUNDEE CORPORATION

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2008	2007				2006
For the three months ended,	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

Revenues	$ 264,950	$ 457,846	$ 324,918	$ 318,094	$ 300,714	$ 395,532	$ 227,551	$ 246,649
Dilution gain (loss)	423	2,125	74,127	3,263	57,076	550	2,098	(2,385)
Net (loss) earnings from continuing operations	(16,333)	51,174	111,206	22,032	95,470	40,773	4,417	35,308

Gain (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	(4,052)	(71,943)	(3,708)	(2,270)	(6,167)	(2,780)	(1,698)

Share of earnings of discontinued operations of Dundee REIT
net of tax	-	689	93,063	1,074	1,083	1,230	1,663	2,568

Net (loss) earnings for the period	$ (16,264)	$ 47,811	$ 132,326	$ 19,398	$ 94,283	$ 35,836	$ 3,300	$ 36,178

(Loss) earnings per share
Basic
Continuing operations	$ (0.22)	$ 0.68	$ 1.47	$ 0.29	$ 1.27	$ 0.54	$ 0.05	$ 0.47
Discontinued operations	-	(0.05)	0.28	(0.03)	(0.02)	(0.06)	(0.01)	0.01
	$ (0.22)	$ 0.63	$ 1.75	$ 0.26	$ 1.25	$ 0.48	$ 0.04	$ 0.48
Diluted
Continuing operations	$ (0.22)	$ 0.63	$ 1.41	$ 0.27	$ 1.21	$ 0.47	$ 0.06	$ 0.45
Discontinued operations	-	(0.04)	0.37	(0.04)	(0.01)	(0.06)	(0.02)	0.01
	$ (0.22)	$ 0.59	$ 1.78	$ 0.23	$ 1.20	$ 0.41	$ 0.04	$ 0.46

➢

The first quarter of 2008 includes a fair value adjustment of $75.9 million relating to DundeeWealth’s ABCP portfolio.  DundeeWealth had previously recognized a $37.6 million fair value adjustment in the fourth quarter of 2007 and a $57.6 million fair value adjustment in the third quarter of 2007, which amount was included in the loss from discontinued operations.

➢

Primarily as a result of the sale of portfolio assets of Dundee REIT to GE, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of 2007.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  The operations and resulting gain on sale of the portfolio assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

➢

Also included in earnings during the third quarter of 2007 is a loss of $71.9 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank of Canada.  This loss from sale includes the $57.6 million fair value adjustment to DundeeWealth’s ABCP portfolio referred to above.

➢

In the third quarter of 2007, we recorded a significant dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to Scotiabank in that quarter.  A similarly significant dilution gain of $55.7 million was recorded in the first quarter of 2007 in respect of shares issued by DundeeWealth on the acquisition of the non-controlling shareholder’s interest in DWM Inc.  In the second and third quarters of 2006, the Company recorded a dilution gain of $17.9 million and a dilution loss of $7.0 million, respectively, with respect to its interest in Dundee Realty.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢

Revenues in each of the fourth quarters of 2007 and 2006 from our wealth management operations, include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on the market values of the underlying portfolio as at the respective year ends, and accordingly they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2007 and 2006 included performance fee revenues of $96.5 million and $125.0 million, respectively.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season. However, in the first quarter of 2008, and consistent with general industry activity, revenues were below that experienced in the first quarter of prior years.

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.

➢

In the fourth quarter of 2006, we determined that political uncertainties in our Bolivian properties required us to record an aggregate fair value adjustment of $12.0 million.  The timing of circumstances requiring fair value adjustments depends upon many factors and is not predictable.

18

DUNDEE CORPORATION

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the period ended March 31, 2008, there have been no substantive changes in the description and nature of contingencies, commitments and off-balance sheet obligations from those described in note 19 to the 2007 Audited Consolidated Financial Statements and the associated Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

RELATED PARTY TRANSACTIONS

There have been no significant changes to the nature and scope of related party transactions to those described in note 22 to the 2007 Audited Consolidated Financial Statements and on page 34 of the accompanying Management’s Discussion & Analysis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial conditions.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2007 Audited Consolidated Financial Statements.  A summary of the more significant judgments and estimates made by management is provided on pages 34 through 37 to the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

FUTURE ACCOUNTING CHANGES

Goodwill and Intangible Assets

The CICA has issued a new accounting standard, section 3064 “Goodwill and Intangible Assets”, which provides extensive guidance on when expenditures qualify for recognition as intangible assets and clarifies the fact that costs can be deferred only when they relate to an item that meets the definition of an asset, resulting in start up costs being expensed as incurred.  The new standard is effective for the Company beginning in the first quarter of 2009.  The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

INTERNAL CONTROLS AND PROCEDURES

During 2007, the Company completed a detailed evaluation of the effectiveness of internal controls over financial reporting using the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework to provide reasonable assurance regarding the reliability of financial reporting, its compliance with Canadian GAAP and the preparation of financial statements for external purposes. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial reporting and financial statement preparation.

19

DUNDEE CORPORATION

Based on the evaluation completed at December 31, 2007, the Chief Executive Officer and Chief Financial Officer certified that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that occurred during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance.  These risks have been detailed in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007 and the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

On January 1, 2008, the Company adopted the provisions of CICA handbook sections 3862 “Financial Instruments – Disclosures”, 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures”.  These new standards enhance disclosure requirements on the nature and extent of risks arising from financial instruments in particular, and requires both qualitative and quantitative disclosures on managing those risks.  The impact of these standards is disclosed in notes 15 and 16 to the interim unaudited consolidated financial statements for the period ended March 31, 2008.

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2008 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Company’s public filings with provincial securities regulatory authorities, including, without limitation, the section entitled “Managing Risk” in the Company’s MD&A as at and for the year ended December 31, 2007 and the section entitled “Risk Factors” in the Company’s Annual Information Form for the same period which may be accessed at www.sedar.com.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining assets under management and assets under administration; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of May 12, 2008.

20

DUNDEE CORPORATION

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by recent market events, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario

May 12, 2008

21

DUNDEE CORPORATION

      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

       AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2008

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at March 31, 2008 and December 31, 2007
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2008	December 31, 2007

ASSETS
Cash and cash equivalents	$ 156,072	$ 126,915
Accounts receivable	265,061	399,904
Client accounts receivable (note 3)	700,196	408,778
Trading securities owned	127,483	263,943
Available-for-sale securities (note 4)	470,778	645,181
Equity accounted investments (note 5)	283,063	289,041
Deferred sales commissions	219,635	207,005
Capital, real estate and other assets	571,641	559,603
Goodwill and other intangible assets (note 7)	748,528	705,439
Assets of discontinued operations	3,287	3,287
TOTAL ASSETS	$ 3,545,744	$ 3,609,096

LIABILITIES
Bank indebtedness	$ 128,672	$ 43,125
Accounts payable and accrued liabilities	266,239	349,742
Client deposits and related liabilities (note 8)	604,470	423,320
Trading securities sold short	51,148	106,521
Income taxes payable	27,698	46,319
Corporate debt (note 9)	482,901	509,142
Preference shares, series 1 (note 10)	147,108	147,020
Future income tax liabilities	93,892	134,862
Liabilities of discontinued operations	2,395	2,395
	1,804,523	1,762,446

NON-CONTROLLING INTEREST	651,767	726,394

SHAREHOLDERS' EQUITY
Share capital (note 11)
Common shares	292,717	292,538
Contributed surplus	7,867	7,513
Retained earnings	797,853	818,885
Accumulated other comprehensive (loss) income	(8,983)	1,320
	1,089,454	1,120,256
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,545,744	$ 3,609,096
The accompanying notes are an integral part of these consolidated financial statements

Contingencies and commitments (note 14)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three months March 31, 2008 and 2007
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	March 31, 2008	March 31, 2007

REVENUES
Management fees	$ 117,999	$ 106,802
Redemption fees	3,848	4,038
Financial services	88,496	115,273
Real estate revenues	50,648	64,229
	260,991	290,342
Investment income (note 6)	3,959	10,372
	264,950	300,714
EXPENSES
Selling, general and administrative	86,532	78,582
Variable compensation	61,004	78,157
Trailer service fees	34,279	30,033
Operating costs, real estate	34,870	42,540
	216,685	229,312
OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	48,265	71,402
Amortization of deferred sales commissions	18,974	15,583
Depreciation, depletion and amortization	4,801	9,435
Interest expense	6,410	6,797
Fair value adjustment of available-for-sale securities (note 15)	75,885	-
Unrealized gain on exchangeable debentures (note 9)	(507)	(6,706)
OPERATING (LOSS) EARNINGS	(57,298)	46,293
Share of (loss) earnings of equity accounted investees (note 6)	(340)	19,991
Dilution gains (note 2)	423	57,076
Income taxes (note 17)
Current	(31,825)	(22,265)
Future	48,263	1,767
	16,438	(20,498)
Non-controlling interest	24,444	(7,392)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(16,333)	95,470
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	(2,270)
Share of earnings of discontinued operations of Dundee REIT,
net of tax	-	1,083
NET (LOSS) EARNINGS FOR THE PERIOD	$ (16,264)	$ 94,283

NET (LOSS) EARNINGS PER SHARE (note 12)
Basic
Continuing operations	$ (0.22)	$ 1.27
Discontinued operations	$ -	$ (0.02)
Basic (loss) earnings per share	$ (0.22)	$ 1.25
Diluted
Continuing operations	$ (0.22)	$ 1.21
Discontinued operations	$ -	$ (0.01)
Diluted (loss) earnings per share	$ (0.22)	$ 1.20
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E ( L O S S ) I N C O M E

For the three months ended March 31, 2008 and 2007
(expressed in thousands of Canadian dollars) (unaudited)

(quarterly results are unaudited)
	March 31, 2008	March 31, 2007
NET (LOSS) EARNINGS FOR THE PERIOD	$ (16,264)	$ 94,283
Other comprehensive (loss) income
Unrealized losses on available-for-sale securities, net of taxes of $31,176 (2007 - $676)	(75,837)	(521)
Transfer of realized loss (gain) to net (loss) earnings, net of taxes of $21,705 (2007 - $17)	53,137	(34)
Gains on foreign currency cash flow hedge, net of taxes of $143 (2007 - $nil)	318	-
Unrealized foreign currency translation, net of taxes of $1,787 (2007 - $33)	4,858	(66)
Share of other comprehensive loss of equity accounted investees,
net of taxes of $159 (2007 - $1,414)	(369)	(2,873)
Non-controlling interest in other comprehensive income (loss)	7,590	(528)
Other comprehensive loss from continuing operations	(10,303)	(4,022)
Unrealized gain from discontinued operations, net of taxes of $648	-	1,317
OTHER COMPREHENSIVE LOSS FOR THE PERIOD	(10,303)	(2,705)
COMPREHENSIVE (LOSS) INCOME	$ (26,567)	$ 91,578
The accompanying notes are an integral part of these consolidated financial statements

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the three months ended March 31, 2008 and the year ended December 31, 2007
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	Income (Loss)	Total
Balance, December 31, 2006, as previously reported	$ 289,849	$ 5,426	$ 525,525	$ (1,495)	$ 819,305
Transitional adjustment on adoption of new accounting policy	-	-	468	29,958	30,426
Net earnings	-	-	293,733	-	293,733
Other comprehensive loss	-	-	(366)	(27,143)	(27,509)
Issuance of Class A subordinate shares for cash	71	-	-	-	71
Stock based compensation	-	2,087	-	-	2,087
Cancellation of options	-	-	(475)	-	(475)
Exercise of options	2,618	-	-	-	2,618
Balance, December 31, 2007, as previously reported	292,538	7,513	818,885	1,320	1,120,256
Adoption of new accounting policy (note 1)	-	-	(4,768)	-	(4,768)
Net loss	-	-	(16,264)	-	(16,264)
Other comprehensive loss	-	-	-	(10,303)	(10,303)
Issuance of Class A subordinate shares for cash	27	-	-	-	27
Issuance of Class A subordinate shares for non-cash consideration	10	-	-	-	10
Stock based compensation	-	381	-	-	381
Exercise of options	142	(27)	-	-	115
Balance, March 31, 2008	$ 292,717	$ 7,867	$ 797,853	$ (8,983)	$ 1,089,454
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three months ended March 31, 2008 and 2007
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2008	March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) earnings from continuing operations for the period	$(16,333)	$ 95,470
Non-cash items in net earnings:
Depreciation, depletion and amortization	23,775	25,018
Net investment gains	(1,567)	(13,206)
Share of unremitted equity losses (earnings)	340	(19,991)
Dilution gains	(423)	(57,076)
Fair value adjustment	75,885	-
Gain on exchangeable debentures	(507)	(6,706)
Future income taxes	(48,263)	(1,767)
Non-controlling interest	(24,444)	7,392
Stock based compensation	5,649	5,675
Other	298	(1,467)
	14,410	33,342
Changes in:
Accounts receivable	112,863	152,677
Accounts payable and accrued liabilities	(83,334)	(53,235)
Bank indebtedness	85,547	(2,556)
Income taxes payable	(18,451)	(27,671)
Trading securities owned and sold short, net	81,087	(22,354)
Client accounts receivable, net of client deposits and related liabilities	(110,268)	(21,983)
Development of land, housing and condominium inventory	(11,414)	3,039
Other real estate working capital	15,277	(12,627)
CASH PROVIDED FROM OPERATING ACTIVITIES	85,717	48,632
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate assets	(9,752)	(1,859)
Net proceeds on sales of revenue properties	-	20,384
Sales commissions incurred on distribution of mutual funds	(31,604)	(30,554)
Proceeds from dispositions of corporate investments	101,757	586
Acquisitions of corporate investments	(22,762)	(84,884)
Acquisitions of shares from non-controlling interests	(70,679)	(155,105)
Acquisition of capital and other tangible assets	(7,270)	(24,350)
CASH USED IN INVESTING ACTIVITIES	(40,310)	(275,782)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares by subsidiary, net of costs	-	145,572
Issuance of shares to non-controlling shareholders of subsidiaries, net of cancellations	(588)	3,065
Change in corporate debt	(19,523)	33,537
Issuance of Class A subordinate shares, net of issue costs	142	208
Amounts deposited by non-controlling shareholders	5,000	-
Dividends paid by subsidiaries to non-controlling shareholders	(1,481)	(21,014)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	(16,450)	161,368
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	28,957	(65,782)
Cash and cash equivalents, beginning of period	126,915	255,282
Change in net cash relating to discontinued operations	200	(19,748)
CASH AND CASH EQUIVALENTS, END OF PERIOD	$156,072	$ 169,752

Cash and cash equivalents, beginning of period
Cash from continuing operations	$126,915	$ 199,496
Cash from discontinued operations	-	55,786
	$126,915	$ 255,282

Cash and cash equivalents, end of period
Cash from continuing operations	$156,072	$ 133,464
Cash from discontinued operations	-	36,288
	$156,072	$ 169,752
Cash flows from operating activities include the following:
Interest paid	$6,410	$ 6,797
Taxes paid	$51,680	$ 51,950
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2008 and 2007

(tabular dollar amounts in thousands of dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2007 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Changes in Accounting Policies

Financial Instruments and Capital Disclosures

On January 1, 2008, the Company adopted the provisions of CICA handbook sections 3862 “Financial Instruments – Disclosures”, 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures”. The new standards include enhanced disclosure requirements on the nature and extent of risks arising from financial instruments and how the Company manages those risks.  In addition, section 1535 requires qualitative and quantitative disclosures that enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  The impact of these standards is disclosed in notes 15 and 16.

Inventories

On January 1, 2008, the Company adopted the new CICA handbook section 3031 “Inventories”. The standard provides guidance on the determination of the costs of inventory and its subsequent recognition as expense, including any write-down to net realizable value. It also provides guidance on the cost formula that is used to assign costs to inventories.  The Company’s then existing accounting policy was consistent with the new accounting standard, except for the capitalizing of certain general and administrative overhead and selling and marketing costs in the real estate segment.  As a result, effective January 1, 2008, the Company recognized a $7,979,000 reduction to its capital, real estate and other assets. In addition, future income tax liabilities and opening retained earnings decreased by $2,151,000 and $4,768,000 respectively after reallocating $1,060,000 to non-controlling interests. For the first three months of 2008, the impact of this change in accounting policy on the Company’s net earnings was negligible.

DUNDEE CORPORATION

2.

BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Step Acquisition of DundeeWealth Inc. by Dundee Corporation

During the first three months of 2008, the Company purchased 5,322,687 shares of DundeeWealth Inc. (“DundeeWealth”) representing a 3.7% increase in its interest in DundeeWealth. The aggregate purchase price was cash of $70,679,000.

The Company accounted for the transaction as a step acquisition of its interest in DundeeWealth and the aggregate purchase price was allocated to assets acquired, net of liabilities assumed, based on their estimated fair value on the dates of acquisition.  The purchase price allocation is summarized in the table below.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 69,676
Other net assets	20,974
Future income tax liabilities	(19,971)
$ 70,679
Aggregate purchase price
Cash	$ 70,679

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth

In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in its subsidiary DWM Inc. (“DWM”) previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of DundeeWealth.  As a result of the transaction, the shareholders’ agreement relating to DWM was terminated.  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11,000,000 common shares of DundeeWealth issued to the non-controlling shareholder, based on the trading price of the shares at the time of closing, and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares	175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$ 65,610

Dilution Gains Resulting from Equity Transactions in Subsidiaries

As a result of the issuance of the 11,000,000 common shares of DundeeWealth pursuant to the step acquisition in DWM, CDP became a shareholder of DundeeWealth, diluting the Company's interest in DundeeWealth resulting in a dilution gain of $56,831,000.

DUNDEE CORPORATION

3.

CLIENT ACCOUNTS RECEIVABLE

	March 31, 2008	December 31, 2007
Client accounts	$ 461,620	$ 293,497
Brokers' and dealers' balances	179,930	62,087
Securities borrowed	58,646	53,194
	$ 700,196	$ 408,778

4.

AVAILABLE-FOR-SALE SECURITIES

	March 31, 2008	December 31, 2007
Asset-backed commercial paper (note 15)	$ 207,420	$ 283,305
Mutual funds managed by a subsidiary	67,734	171,779
Collateralized loan obligations and other structured products (note 15)	71,197	86,589
Other portfolio investments	124,427	103,508
	$ 470,778	$ 645,181

5.

EQUITY ACCOUNTED INVESTMENTS

		March 31, 2008		December 31, 2007
	Ownership	Total	Ownership	Total

Breakwater Resources Ltd.	25%	$ 82,227	25%	$ 83,523
Dundee Precious Metals Inc.	20%	95,830	20%	96,146
Dundee Real Estate Investment Trust	18%	94,796	17%	95,056
Other		10,210		14,316
		$ 283,063		$ 289,041

The aggregate fair value of equity accounted investments as at March 31, 2008 is $337,842,000 (December 31, 2007 - $413,919,000).

Dundee Real Estate Investment Trust ("Dundee REIT")

Units Held in Escrow

The Company's investment in Dundee REIT is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 329,445 units pursuant to the exchange feature of its outstanding exchangeable debentures (note 9).

DUNDEE CORPORATION

6.

INVESTMENT INCOME

For the three months ended March 31,	2008	2007
Investment income
Interest, dividends, cash distributions and foreign exchange	$ 2,392	$ 3,603
Realized investment gains	1,552	1,009
Other gains	15	5,760
	$ 3,959	$ 10,372

Share of (loss) earnings from equity accounted investees
Share of (loss) earnings of equity accounted investees	$ (340)	$ 19,991
Gains from dilutions of interest in equity accounted investees	423	57,076
	83	77,067
Share of discontinued operations of equity accounted investees	-	1,083
	$ 83	$ 78,150

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

			March 31, 2008	December 31, 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 396,182	$ -	$ 396,182	$ 411,828
Investment management contracts	334,138	-	334,138	274,745
Funds under administration	21,739	7,742	13,997	14,322
Customer relationships	6,651	2,440	4,211	4,544
	$ 758,710	$ 10,182	$ 748,528	$ 705,439

8.

CLIENT DEPOSITS AND RELATED LIABILITIES

	March 31, 2008	December 31, 2007
Client accounts	$ 426,550	$ 268,027
Brokers' and dealers' balances	156,675	135,090
Securities loaned	16,222	15,180
International banking client accounts	5,023	5,023
	$ 604,470	$ 423,320

DUNDEE CORPORATION

9.

CORPORATE DEBT

	March 31, 2008	December 31, 2007
Corporate
$9.8 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	$ 10,186	$ 10,809
$150 million - revolving term credit facility due August 30, 2008	5,990	5,737
Other	773	773
Subsidiaries
$500 million - revolving term credit facility, DundeeWealth due August 30, 2008	107,686	127,655
$100 million - revolving term credit facility, Dundee Realty due November 30, 2008	59,475	59,047
Real estate debt, Dundee Realty	146,055	152,466
Series 1 preference shares, DundeeWealth	152,736	152,655
	$ 482,901	$ 509,142

$9,801,000 - 5.85% Exchangeable Unsecured Subordinated Debentures

As at March 31, 2008, the market value of the Dundee REIT units underlying the outstanding exchangeable unsecured subordinated debentures (the “Exchangeable Debentures”) was $10,611,000 (December 31, 2007 – $11,239,000). During the first three months of 2008, the Company recognized a gain of $507,000 (2007 – $6,706,000), representing the reversal of previous periods’ recorded losses resulting from both decreases in the market value of the Dundee REIT units as well as decreases in the amount of Exchangeable Debentures outstanding since December 31, 2007 and 2006 respectively.

During the first quarter of 2008, $121,000 of par value of Exchangeable Debentures was surrendered for exchange in accordance with their terms (2007 – $26,950,000).  In settlement, the Company delivered 4,065 Dundee REIT units (2007 – 905,871) and recognized a gain on disposition of the Dundee REIT units of $15,076 (2007 – $4,919,000) which has been included in investment income (note 6).

$150,000,000 – Revolving Term Credit Facility, Corporate

As at March 31, 2008, the Company had borrowed $5,990,000 (December 31, 2007 – $5,737,000) pursuant to its revolving term credit facility.

$500,000,000 – Revolving Term Credit Facility, DundeeWealth

As at March 31, 2008, DundeeWealth had borrowed $107,686,000 pursuant to its revolving term credit facility including foreign-denominated borrowings of US$41,035,000 (December 31, 2007 – US$43,772,000) and €7,590,000 (December 31, 2007 –  €8,462,000).

$100,000,000 Revolving Term Credit Facility, Dundee Realty

As at March 31, 2008, Dundee Realty had drawn $75,254,000 against its revolving term credit facility, including $15,846,000 in the form of letters of credit.

10.

PREFERENCE SHARES

Issued and Outstanding

(in thousands of dollars, except for number of shares)
	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
PREFERENCE SHARES:
First Series:
Series 1
Balance as at December 31, 2007	6,000,000	$ 150,000	$ (4,030)	$ 1,050	$ 147,020
Amortization during the period	-	-	118	(30)	88
Balance as at March 31, 2008	6,000,000	$ 150,000	$ (3,912)	$ 1,020	$ 147,108

DUNDEE CORPORATION

11.

SHARE CAPITAL

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2007	72,443,840	$ 284,370	3,120,402	$ 8,168	75,564,242	$ 292,538
Issued (redeemed) during the period
ended March 31, 2008
Issuance of shares under the
share incentive plan	2,839	37	-	-	2,839	37
Options exercised	12,500	142	-	-	12,500	142
Conversion from Class B Shares
to Subordinate Shares	293	-	(293)	-	-	-
Total Share Capital
Outstanding March 31, 2008	72,459,472	284,549	3,120,109	8,168	75,579,581	292,717

Share Option Plan

In the first three months of 2008, the Company issued 12,500 shares on the exercise of options at an average price of $9.17 per share, all of which were exercised immediately prior to their ten-year expiry date.

12.

NET (LOSS) EARNINGS PER SHARE

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)

For the three months ended March 31,		2008	2007
Net (loss) earnings to Subordinate Shareholders and Class B Shareholders
Class B Shareholders	Continuing operations	$ (16,333)	$ 95,470
	Discontinued operations	$ 69	$ (1,187)

Weighted average number of shares outstanding		75,576,361	75,308,925

Basic (loss) earnings per share
	Continuing operations	$ (0.22)	$ 1.27
	Discontinued operations	$ -	$ (0.02)
	Basic (loss) earnings per share	$ (0.22)	$ 1.25

Effect of dilutive securities to available net earnings (loss)
	Continuing operations	n/a	$ (872)
	Discontinued operations	n/a	$ 240

Effect of dilutive securities to weighted average number of shares outstanding		n/a	2,923,726

Diluted (loss) earnings per share
	Continuing operations	$ (0.22)	$ 1.21
	Discontinued operations	$ -	$ (0.01)
Diluted (loss) earnings per share		$ (0.22)	$ 1.20

DUNDEE CORPORATION

13.

STOCK BASED COMPENSATION

Note 18 to the 2007 Audited Consolidated Financial Statements provides details of the Company’s stock based compensation plans.

Share Purchase Plan

During the first quarter of 2008, eligible participants contributed an aggregate of $27,300 (2007 – $16,300) to the share purchase plan and received 2,839 (2007 – 945) Subordinate Shares issued from treasury.  The Company recognized associated compensation expense of $27,300 (2007 – $16,300) which was used to issue Subordinate Shares from treasury.

As at March 31, 2008, 1,980,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 1,071,165 Subordinate Shares were issued since the plan’s inception and 908,835 Subordinate Shares remain available for issuance from treasury to eligible participants.

Share Bonus Plan

The Company’s share bonus plan permits Subordinate Shares of the Company to be issued from treasury or purchased in the market as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan.  There were no shares issued under the share bonus plan arrangement during the first quarter of 2008 or 2007.

As at March 31, 2008, 1,500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 216,000 Subordinate Shares were issued since the plan’s inception and 1,284,000 Subordinate Shares remain available for issuance from treasury.

Share Option Plan

Options to purchase 3,852,144 Subordinate Shares of the Company were outstanding as at March 31, 2008 and 3,907,941  Subordinate Shares remain available for grant under the share option plan.

Stock options granted after December 31, 2002 are accounted for using the fair value method.  No options were granted in 2008 and 2007.  For the first quarter of 2008, the Company recognized stock based compensation of $203,000 (2007 – $209,900) in respect of this plan.

A summary of the status of the Company’s share option plan as at March 31, 2008 and December 31, 2007, and the changes during the three months and year then ended, respectively, is as follows:

		March 31, 2008		December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,864,644	$ 6.67	4,183,644	$ 6.84
Exercised	(12,500)	$ 9.17	(319,000)	$ 8.90
Outstanding, end of period	3,852,144	$ 6.66	3,864,644	$ 6.67
Exercisable Options	3,270,144	$ 6.22	3,282,645	$ 6.23

	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38 to $4.83	1,078,032	$ 4.78	1.25	1,078,032
$4.90 to $5.42	1,169,112	$ 4.97	2.11	1,169,112
$9.08 to $9.17	1,605,000	$ 9.16	1.39	1,023,000

Deferred Share Unit Plan

During the first quarter of 2008, the Company issued 55,226 (2007 – 15,480) deferred share units to directors of the Company, each unit entitling the holder to a Subordinate Share on retirement and recognized compensation expense of $931,700 (2007 – $262,100) in respect of these units.

The total number of deferred share units cannot exceed 1,500,000.  Deferred share units to purchase 422,856 Subordinate Shares of the Company were outstanding as at March 31, 2008 and 1,065,765 Subordinate Shares remain available for grant under the deferred share unit plan.

Share Incentive Plans and Other Stock Based Plans of DundeeWealth

During the first three months of 2008, DundeeWealth recognized stock based compensation expense of $6,147,000 (2007  –  $4,171,000) in respect of these share incentive arrangements.  As at March 31, 2008, DundeeWealth had granted 7,720,016 (December 31, 2007 – 8,040,089) options at a weighted average exercise price of $9.16 (December 31, 2007  –  $9.15) of which 5,484,334 (December 31, 2007 – 5,532,812) were exercisable at March 31, 2008.  At March 31, 2008, DundeeWealth had granted awards for the future issuance of 2,753,395 common shares of DundeeWealth, which issuance is conditional on meeting certain criteria, and it had granted an aggregate of 639,606 deferred share units.

DUNDEE CORPORATION

Share Loans Receivable in Subsidiaries

In 2007, DundeeWealth established a share loan plan and extended loans of $36,579,000 to individual employees to purchase common shares of DundeeWealth pursuant to the terms of its share loan plan.  DundeeWealth recognizes one-third of the share loan amount as compensation expense over a three-year term.  Aggregate compensation expense in respect of the share loan plan during the first three months of 2008 was $943,000.

Stock Option Plan of Eurogas Corporation (“Eurogas”)

As at March 31, 2008, Eurogas had 4,555,000 (December 31, 2007 – 6,005,000) options outstanding at a weighted average exercise price of $1.22 (December 31, 2007 – $1.27) of which 2,605,000 (December 31, 2007 – 3,321,667) stock options were exercisable at March 31, 2008.  In addition, Eurogas had 175,000 (December 31, 2007 – 175,000) outstanding awards pursuant to its deferred share unit plan.  Compensation expense of $39,651 (March 31, 2007 – $179,467) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements.

Stock Based Compensation, Dundee Realty

As part of the restructuring of Dundee Realty completed in 2006, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable it to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  During the first quarter of 2008, Dundee Realty realized stock based compensation expense of $62,000 (2007 - $132,000) in respect of option arrangements.

14.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 19 to the 2007 Audited Consolidated Financial Statements.

15.

FINANCIAL INSTRUMENTS

Fair Value of Available-for-Sale (“AFS”) Financial Assets

AFS securities are generally carried at fair values with unrealized gains and losses being included in accumulated other comprehensive income (“AOCI”).  Where available, fair value is determined using quoted market prices from active markets.  Fair value for collateralized corporate loan obligations (“CLOs”) and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The selling dealer uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.  Equity securities without active markets may be valued at cost.

The Company’s approach to estimating fair value of non-bank sponsored third party asset-backed commercial paper (“ABCP”) consisted of a review of the asset classes, a review of the information concerning the particular conduits that it owns and a series of proxies and industry information in determining the values to be used for financial reporting.  Some observable market indices that were utilized in this approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also required making various assumptions that may not be supported by observable market prices or rates.  The valuation approach was performed by asset class, breaking down the assets into leveraged and unleveraged categories.

Fair Value of Financial Instruments

With the exception of the Company and DundeeWealth’s Series 1 preference shares, all of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.  As at March 31, 2008, these preference shares had a carrying value of $299,844,000 (December 31, 2007 – $299,675,000) and a fair value based on market prices at that date of $267,499,000 (December 31, 2007 – $264,135,000).

Risk Management

Detailed qualitative disclosures on financial instruments are included in the “Managing Risk” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 on pages 38 to 46 and in note 23 to the 2007 Audited Consolidated Financial Statements.

DUNDEE CORPORATION

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices.  For purposes of this disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange currency rates, because of changes in market prices.  Fair value changes may be experienced in a single financial instrument, or in a series of financial instruments in a particular industry sector, or in financial instruments globally as a result of adverse changes in capital markets.  The Company has fair value risk directly through its trading positions and portfolio of AFS securities, and indirectly through movements in Assets under Management (“AUM”) and Assets under Administration (“AUA”). The Company’s fair value risk exposure and related risk management controls and procedures are discussed in the “Creating, Attracting and Retaining AUM and AUA” section and the “Market Risk in Trading and Investments” section on page 38 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and other comprehensive income before taxes for the three months ended March 31, 2008 to reasonably possible changes in fair value of those instruments.

				Effect of 3%
		Effect of 3%		absolute
		absolute		change in
		change in		fair value on
		fair value on		other
	Carrying	earnings		comprehensive
	value	before taxes		income (i)
Trading securities owned, net of trading securities sold short	$ 76,335	$ 1,648	$ n/a
Available-for-sale securities (ii):
Asset-backed commercial paper	207,420	n/a	6,223	(iii)
Collateralized loan obligations and other structured products	71,197	n/a	2,136
Mutual funds managed by a subsidiary	67,734	n/a	2,032
Other portfolio investments	124,427	n/a	3,733

(i)

Before taxes

(ii)

Other-than-temporary impairments in the fair value of available-for-sale securities would be recorded in net earnings

(iii)

In the current period, the change in the fair value related to asset-backed commercial paper was considered an other-than-temporary impairment and was therefore charged to net earnings

See “Market Risks in Assets under Management and Assets under Administration” section below for a discussion of the Company’s exposure to fair value fluctuations in AUM and AUA.

The Company also incurs fair value risk in its Exchangeable Debentures (note 9).  The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments is recorded in net earnings.  The impact of a 3% absolute change in the fair value of the underlying Dundee REIT units would be a $294,000 change in earnings before taxes for the three months ended March 31, 2008.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company incurs interest rate risk through some of its portfolio of investments in trading and AFS securities including investments in ABCP and CLOs.  The risks associated with the Company’s investments in ABCP and CLOs, including the actual and potential effect on earnings before taxes and other comprehensive income (“OCI”) before taxes for the three months ended March 31, 2008, are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The Company does not measure the effects of interest rate risk on its portfolio in isolation.

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  This exposure arises principally on changes in Canadian dollar, U.S. dollar and Euro based interest rates.  The Company’s exposure to interest rate risk related to its investments in CLOs is discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to variable rate corporate debt (excluding real estate debt), and client account margin loans and credit balances for the three months ended March 31, 2008 would change by approximately $149,000 and $49,000 respectively. The Company’s exposure to its variable rate real estate debt is discussed below under the “Specific Risks Associated with Operating Segments – Real Estate” section.

DUNDEE CORPORATION

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company incurs currency risk primarily on its U.S. dollar and Euro denominated CLOs and DundeeWealth’s $500,000,000 revolving term credit facility to the extent that it is drawn in U.S. dollars and Euros. The Company’s exposure to currency risk related to its investments in CLOs is discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The Company’s exposure to currency risk related to its foreign denominated debt is illustrated in the following table, which demonstrates the sensitivity of earnings before taxes to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects (i) the revaluation of the debt at March 31, 2008 using a revised spot rate and (ii) the effect of a revised average quarterly exchange rate used to translate the related interest expense for the three months ended March 31, 2008.

Effect on earnings
before taxes assuming an absolute
3% change in exchange rates
U.S. dollars	$1,300
Euro	$376

DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At March 31, 2008, the notional value of outstanding forward foreign exchange contracts was $310,181,000.  The Company does not apply the principles of hedge accounting to these contracts and therefore, changes in the fair value of these derivatives, which are caused by fluctuations in foreign exchange rates, are recorded in earnings during the period in which they occur.  Given the short-term nature of these derivatives, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on earnings before taxes for the three months ended March 31, 2008.

Market Risk in Assets under Management and Assets under Administration

DundeeWealth’s exposure and related risk management controls and procedures are discussed in the “Market Influences” and “Creating, Attracting and Retaining AUM and AUA” sections on page 38 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

AUM are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to the Company through the generation of management fee revenues, net of associated trailer service fees, which are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed.  Management fee revenue also includes performance fees that the Company earns when the market appreciation of certain of these assets under management exceeds established benchmarks.  The Company does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes for the three months ended March 31, 2008 would change by approximately $2,453,000, before accounting for any changes in performance fees that may be generated by such a change in fair value.

DUNDEE CORPORATION

The following table, which includes a breakdown of March 31, 2008 AUM by asset type and base currency, provides additional insight regarding the Company’s exposure to various forms of market risk.

AUM by Asset Type		AUM by Base Currency
Equity	$ 21,117,350	Canadian dollar	$ 20,086,772
Fixed income	6,861,838	U.S. dollar	4,699,264
Other	-	Other	3,193,152
Total	$ 27,979,188	Total	$ 27,979,188

The Company also incurs market risk through its exposure to fluctuations in AUA. Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity. While the Company does not quantify its exposure to these risks in isolation, it does monitor AUA of $24,448,000 which directly impact trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes, net of associated expenses, for the three months ended March 31, 2008 would change by approximately $224,000.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk arises from cash and cash equivalents held with banks and financial institutions, accounts receivable, client accounts receivable and derivative financial instruments (foreign exchange forward contracts).  The maximum exposure to credit risk is equal to the carrying value of these financial instruments.

A substantial portion of the Company’s accounts receivable relates to management fees receivable from the funds managed by DundeeWealth Investment.

Another source of credit risk to the Company arises when it extends credit to clients to purchase securities by way of margin lending.  Margin loans are due on demand and are collateralized by the financial instruments in the client’s account.  The Company faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if the Company is unable to recover sufficient value from the collateral held.  Amounts loaned to any client are limited by the Company’s credit limits which are generally more restrictive than those required by applicable regulatory policies.  To minimize financial risks associated with client margin activities, management applies certain credit standards, conducts ongoing financial reviews with respect to clients and monitors credit exposure to individual counterparties on an ongoing basis.

The Company manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  Additionally, the Company manages its credit risk in its real estate segment by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.  For the three months ended March 31, 2008, and historically, the Company has not incurred any material loss arising from a counterparty default.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company’s management of liquidity risk is discussed further in the “Cash Requirements” section on page 31 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

DUNDEE CORPORATION

The following table summarizes the maturity profile of the Company’s financial liabilities as at March 31, 2008.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness	$ 128,672	No fixed term to maturity
Accounts payable and accrued liabilities	266,239	Typically due within 20 to 90 days
Client deposits and related liabilities	604,470	Due on demand
Corporate debt (i)	482,901	Subject to term facilities (note 9)
Preference shares	147,108	Retractable by the holder after June 30, 2016
Total	$ 1,629,390

(i)

Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with

Operating Segments – Real Estate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Asset-Backed Commercial Paper

As at March 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000.  In mid-August 2007, certain ABCP trusts failed to rollover their matured paper in the usual course of business, resulting in significant liquidity issues.  Affected ABCP has not traded in active markets since mid-August 2007 and there are currently no market quotations available for these securities.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act.  On March 20, 2008, details of the proposed restructuring plan were announced.  The proposed restructuring plan contemplates that affected ABCP will be exchanged for longer-term, floating rate notes (“FRNs”) that are designed to match the maturities of the underlying assets.

The restructuring proposal pools certain assets of all the affected ABCP conduits, to be allocated on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Larger investors are expected to participate in MAV 1 which requires self-funding by participants in a margin funding facility against possible margin calls.  The Company would be an investor in MAV 2, in which a third-party funding facility will be established and generally funded by a group of third-party lenders. MAV 2 is expected to issue Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders, with the intention being that the Class A-1 and Class A-2 notes would be AA rated by DBRS and the Class B and Class C notes would be unrated.  In order to achieve the AA rating, the triggers on leveraged transactions within each conduit will have to be reset to make them more remote and/or to have them supported by a margin funding facility.

Trusts with ABCP supported solely by traditional securitized assets will be placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets.  The FRNs will amortize and be repaid as assets mature or are sold.  The Company is also expected to participate in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and will be supported by notes designated as IA Tracking Notes which will bear interest and are intended to track the rate of return generated by the corresponding designated tracking asset.

Based on the information statement containing details about the proposed restructuring and other public information, the Company estimates that it will receive aggregate FRNs in the amount of $379,425,000 in denominations as illustrated in the table below.  The proposed rating of the restructured notes and the associated proposed interest rates are based on information currently estimated in the information statement and may be subject to significant adjustments.

		Par Value	Proposed	Proposed
Class of Note		in millions $	Rating	Interest Rate
MAV 2	Class A-1	$ 146.8	AA	3 month BA rate less 50bps
MAV 2	Class A-2	132.5	AA	3 month BA rate less 50bps
MAV 2	Class B	22.8	Unrated	3 month BA rate less 50bps
MAV 2	Class C	9.3	Unrated	3 month BA rate plus 20%, as available
MAV 2	TA Tracking Notes	0.6	Unrated	Tracking notes will bear interest
MAV 2	IA Tracking Notes	23.2	Unrated	at the rate equal to the net rate
MAV 3	IA Tracking Notes	14.3	Unrated	of return generated by the
MAV 3	TA Tracking Notes	29.9	Unrated	corresponding designated
MAV 3	SN Tracking Notes	-	Unrated	tracking asset.
		$ 379.4

DUNDEE CORPORATION

The ABCP investments held by DundeeWealth are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  Since these assets are not currently distributing interest and since the new restructured securities have not yet been issued, the valuation technique applied by the Company was to use publicly available information, either from DBRS or from the information statement outlining the proposed restructuring, to determine the type and characteristics of assets in each of the affected trusts.  For each major asset type held by the affected trusts, the Company then looked at market values for indices related to the asset class or to market pricing for comparable assets, if available.  This information was assessed on a transaction by transaction basis for each trust in which the Company owns affected ABCP. With this information, and the assignment of values to each asset type in each affected trust, valuations for each affected trust in which the Company holds ABCP were completed.  An overall dollar weighted average valuation across all affected trusts was then calculated.

The Company has recorded a fair value adjustment of $171,092,000 in the aggregate against the carrying value of affected ABCP of which $75,885,000 was recorded in the current quarter, with the balance of $95,207,000 having been recorded in the prior year.  This equates to approximately 45% of the par value of ABCP held.  As ABCP conduits have failed to meet their scheduled maturities and interest payments to noteholders during this standstill period, the Company has determined that this amount reflects an other-than-temporary impairment of ABCP investments at March 31, 2008 and has therefore realized this adjustment in net earnings.

Fair value for the underlying assets is affected by a wide variety of factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, weighted average life of the assets, vintage of asset origination and global pricing of structured finance assets.  These factors will also have a direct bearing on the credit quality of the restructured notes, if and when issued.  These variables are, for the most part, interactive and therefore there is no linear relationship between changes in any one of these variables and the fair value of affected ABCP.  However, changes in corporate credit risk generally provide directional information as to the fair value of ABCP.  As credit spread levels increase, the fair value of ABCP will decline, assuming all other variables are held constant.  Similarly, a decrease in credit spread levels will result in an increase in the fair value of the ABCP, keeping all other variables constant.  Generally, the fair value of ABCP is expected to improve over time as these instruments approach maturity, absent credit losses or the realization of trigger events.

On April 25, 2008, existing noteholders were asked to vote on the restructuring plan.  Almost 96% of noteholders voted in favour of the plan.  However, a number of corporate investors have petitioned the Ontario Superior Court, challenging the legality of certain releases which, amongst other limitations, restrict their ability to sue those financial institutions which originally sold them the ABCP.  Those financial institutions are also instrumental in providing margin funding under the restructuring plan and have stated that if the releases are removed, they will withdraw their support for the restructuring plan.  At a fairness hearing on May 2, 2008, the Court asked corporate noteholders for details of any contemplated lawsuit before ruling.  Asset providers were also asked to extend their standstill agreement from April 30, 2008 to May 9, 2008.  The May 30, 2008 target date for the restructured notes may be delayed.  The extent and scope of the delay is not known at this time and will depend on how actively certain ABCP noteholders wish to pursue the issue of the scale and scope of releases as part of the restructuring plan.  There are also risks that if the releases are made more restrictive, or if there are concerns about their enforceability, either may not be acceptable to plan participants, potentially causing the restructuring to fail.  The extent of these risks is not known at this time.

The fair value estimates of ABCP are dependent upon the likelihood, nature and timing of proposed restructurings.  While the Company’s valuation technique as at March 31, 2008 as outlined above has taken into account the likelihood of the proposed restructuring and the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not continue to decline in future periods, nor is there any guarantee of a successful restructuring, or that following any potential restructuring, the conduits will trade at a higher market value.  As a result of these uncertainties, and the fact that the Company’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations

As at March 31, 2008, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.

During the first three months of 2008, the Company earned approximately $3,338,000 of investment income from its portfolio of CLO investments.  Included in AOCI is a fair value adjustment in OCI of $15,392,000 relating to the decline in the fair value of the portfolio during the first quarter of 2008.  As there has been no default in scheduled interest payments and as the Company has both the ability and intent to continue to hold its CLO portfolio until the amortized cost is recovered, it continues to report the fair value adjustment in AOCI.

The Company incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following table demonstrates the sensitivity of the Company’s earnings before taxes and OCI before taxes, for the three months ended March 31, 2008, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects (i) the effect of the revaluation of CLOs at March 31, 2008 using a revised spot rate which is reflected in OCI and (ii) the effect of a revised average quarterly exchange rate used to translate the related investment income which is reflected in net earnings.

	Effect on earnings before taxes	Effect on earnings before taxes	Effect on other comprehensive
	assuming 50 basis point absolute	assuming an absolute 3% change	income (i) assuming an absolute
	change in market interest rates	in foreign exchange rates	3% change in exchange rates
U.S. dollars	$ 79	$ 80	$ 1,574
Euro	$ 10	$ 20	$ 562

(i)

DUNDEE CORPORATION

Before taxes

The Company has borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-denominated CLO investments.  At March 31, 2008 approximately 48% of U.S. denominated CLOs and 50% of Euro denominated CLOs were economically hedged using foreign-denominated debt.  The Company has elected not to apply hedge accounting to these strategies.  As a result, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets is reflected in net earnings while the same effect of changes in foreign exchange rates to the fair value of CLOs is reflected in OCI.

Real Estate

Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Interest Rate Risk

The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general for every 1% change in market interest rates, earnings before taxes related to variable rate real estate debt for the three months ended March 31, 2008 would change by approximately $270,000.

Liquidity Risk

The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Demand Revolving Credit Facilities	Land Mortgages	Housing Advances	Term Debt	Total
2008	$2,974	$ -	$8,711	$28,171	$362	$40,218
2009	451	-	12,629	48,306	492	61,878
2010	411	-	3,825	14	528	4,778
2011	421	-	750	3,211	567	4,949
2012	442	-	800	1,533	609	3,384
2013 and thereafter	32,312	-	-	-	1,147	33,459
TOTAL	$37,011	$ -	$26,715	$81,235	$3,705	$148,666
Less: Acquisition date fair value debt adjustment						(2,325)
Deferred financing						(286)
As at March 31, 2008					$146,055

Currency Risk

The Company incurs currency risk through the real estate segment which has entered into a foreign exchange forward contract to purchase a total of US$13,464,000 of currency at specific dates commencing on September 2, 2008 and ending on February 1, 2010. The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of March 31, 2008, there was no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the period.  As a result, changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on OCI before taxes for the three months ended March 31, 2008.

Resources

The Company does not incur significant market risk, credit risk or liquidity risk through its resources segment.  Financial instruments within the resources segment are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.

Equity Accounted Investments

The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

DUNDEE CORPORATION

16.

  CAPITAL DISCLOSURES

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares. The following table summarizes the carrying value of the Company’s capital as at March 31, 2008.

Type of capital	Carrying amount
Shareholders' equity	$ 1,089,454
Corporate debt	482,901
Preference shares	147,108
$ 1,719,463

The Company’s objectives when managing capital include (i) ensuring that the Company and all of its regulated entities meet relevant regulatory capital requirements; (ii) ensuring that the Company is able to meet its financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants; (iii) ensuring that the Company has sufficient capital to manage the land and housing business in the real estate segment and the exploration, development and natural gas storage activities in the resources segment; (iv) ensuring that the Company has sufficient capital available to benefit from acquisition opportunities, should they arise; and (v) ensuring adequate returns for shareholders.

Certain of the Company’s subsidiaries are subject to regulatory capital requirements as described in the “Cash Requirements” section on page 31 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.  As at March 31, 2008, the Company was in compliance with all regulatory capital requirements and all debt covenants.

17.

INCOME TAXES

The consolidated income tax recovery from continuing operations for the three months ended March 31, 2008 was $16,438,000, giving rise to an effective tax recovery of 29%.  This tax recovery rate is lower than the current combined Canadian federal and provincial statutory income tax rate of 33% and this can be attributed to lower future income tax rates that will apply to certain future tax assets as such assets are expected to be realized.  Also affecting the effective tax rate are certain non-tax deductible items, including stock based compensation and preferred share dividend payments categorized as interest for accounting purposes.

DUNDEE CORPORATION

18.

SEGMENTED INFORMATION

Segmented (Loss) Earnings for the three months ended March 31, 2008 and 2007

(in thousands of Canadian dollars)
	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the three months ended March 31,	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
SEGMENTED OPERATIONS
Revenues	$ 212,261	$ 229,040	$ 50,513	$ 69,989	$ 543	$ 542	$ 4,651	$ 3,945	$ (3,018)	$ (2,802)	$ 264,950	$ 300,714
Expenses	(204,606)	(205,672)	(40,122)	(48,848)	(1,734)	(2,417)	(4,244)	(7,810)	3,836	3,620	(246,870)	(261,127)
Fair value adjustment on available-for-sale securities	(75,885)	-	-	-	-	-	-	-	-	-	(75,885)	-
Gain on Exchangeable Debentures	-	-	-	-	-	-	507	6,706	-	-	507	6,706

OPERATING (LOSS) EARNINGS	(68,230)	23,368	10,391	21,141	(1,191)	(1,875)	914	2,841	818	818	(57,298)	46,293
Equity earnings (loss)	-	-	640	14,575	(980)	5,319	-	97	-	-	(340)	19,991
Non-controlling interest	25,586	(5,525)	(1,357)	(2,037)	215	170	-	-	-	-	24,444	(7,392)

	(42,644)	17,843	9,674	33,679	(1,956)	3,614	914	2,938	818	818	(33,194)	58,892
NON-SEGMENTED ITEMS
Dilution gains											423	57,076
Income tax provision											16,438	(20,498)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(42,644)	17,843	9,674	33,679	(1,956)	3,614	914	2,938	818	818	(16,333)	95,470
Earnings (loss) from discontinued operations of DundeeWealth, net of tax
and non-controlling interest	69	(2,270)	-	-	-	-	-	-	-	-	69	(2,270)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	-	1,083	-	-	-	-	-	-	-	1,083
NET (LOSS) EARNINGS FOR THE PERIOD	$ (42,575)	$ 15,573	$ 9,674	$ 34,762	$ (1,956)	$ 3,614	$ 914	$ 2,938	$ 818	$ 818	$ (16,264)	$ 94,283

DUNDEE CORPORATION

Segmented Assets as at March 31, 2008 and December 31, 2007

(in thousands of Canadian dollars)
	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Cash and cash equivalents	$ 124,913	$ 82,411	$ 29,042	$ 36,729	$ 2,833	$ 6,383	$ (716)	$ 1,392	$ -	$ -	$ 156,072	$ 126,915
Goodwill	387,146	402,792	-	-	-	-	9,036	9,036	-	-	396,182	411,828
Other assets	1,895,765	1,881,920	658,563	671,808	372,157	349,542	67,005	167,083	-	-	2,993,490	3,070,353
TOTAL ASSETS	$ 2,407,824	$ 2,367,123	$ 687,605	$ 708,537	$ 374,990	$ 355,925	$ 75,325	$ 177,511	$ -	$ -	$ 3,545,744	$ 3,609,096

19.

FUTURE ACCOUNTING CHANGES

Goodwill and Intangible Assets

The CICA has issued a new accounting standard, section 3064 “Goodwill and Intangible Assets”, which provides extensive guidance on when expenditures qualify for recognition as intangible assets and clarifies the fact that costs can be deferred only when they relate to an item that meets the definition of an asset, resulting in start up costs being expensed as incurred. The new standard is effective for the Company beginning in the first quarter of 2009. The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are currently expected to converge with International Financial Reporting Standards (“IFRS”) by 2011.  The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

20.

SUBSEQUENT EVENTS

Rights Offering by Eurogas

On March 14, 2008, Eurogas issued a Rights Offering Circular (the “Offering”) for a maximum issue of 31,143,690 common shares to shareholders of record on March 27, 2008.  On April 25, 2008, Eurogas announced the successful completion of the Offering which raised $30,209,379 before the deduction of estimated expenses of $250,000, excluding any fees or commissions which may be payable to the dealer manager of the Offering.  The Company subscribed for its basic subscription right and additional rights bringing its aggregate interest in Eurogas to approximately 53.4%.

Acquisition of Aurion Capital Management Inc.

On May 5, 2008, DundeeWealth announced that it had entered into an agreement to acquire 60% of Aurion Capital Management Inc. (“Aurion”), an institutional money manager.  The purchase price will consist of approximately $6,500,000 cash and 1,400,000 common shares of DundeeWealth, aggregating approximately $26,000,000.  Approximately 35% of the purchase price will be payable at the three year anniversary of the acquisition's closing, subject to the retention of certain key employees and assets of Aurion.  The acquisition is expected to close by mid-June 2008, subject to customary conditions, including regulatory approvals.  The remaining 40% of Aurion will continue to be held by the key employees of Aurion subject to the terms of a shareholders’ agreement.

22

DUNDEE CORPORATION